

30 YEARS

30 YEARS 1976 - 2006

jack henry & ASSOCIATES INC.

2006 Annual Report

FINANCIAL HIGHLIGHTS
(In millions except per share data)



REVENUE
$467
$536
$592
600
500
400
300
200
100
0
2004
2005
2006



TOTAL ASSETS
$654
$814
$906
1200
1000
800
600
400
200
0
2004
2005
2006



NET INCOME
$62
$76
$90
120
100
80
60
40
20
0
2004
2005
2006



STOCKHOLDERS' EQUITY
$443
$517
$575
600
500
400
300
200
100
0
2004
2005
2006



DILUTED EARNINGS PER SHARE
$0.68
$0.81
$0.96
1.20
1.00
0.80
0.60
0.40
0.20
0
2004
2005
2006



DIVIDENDS DECLARED PER SHARE
$0.15
$0.17
$0.20
0.22
0.20
0.18
0.16
0.14
0.12
0
2004
2005
2006

JACK HENRY & ASSOCIATES
AT-A-GLANCE

Jack Henry & Associates (Nasdaq: JKHY) was founded in 1976 as a provider of core information processing solutions for community banks. Today, the company supports approximately 8,700 diverse clients with core and complementary solutions that blend contemporary functionality and technology, personal service, in-house and outsourced delivery, and integrity-based business relationships.

We support banks ranging from de novo to mid-tier institutions with enterprise-wide automation that supports unique operational requirements. Our banking solutions include three functionally distinct core information processing systems and more than 100 complementary solutions.

Our Symitar™ subsidiary is the leading provider of core processing solutions for credit unions of all sizes. Our two functionally distinct core information systems and approximately 50 complementary solutions are providing enterprise-wide automation to more credit unions with assets exceeding $25 million than any other alternative.

Our ProfitStars™ brand is a family of specialized solutions for financial institutions and other businesses that mitigate and control operational risks, optimize revenue and growth opportunities, and contain costs. ProfitStars' products and services are being used by financial institutions of every asset size and charter, including many of the top 100 banks in the United States.

Jack Henry's broad product and service offering enables our diverse clients to execute dynamic business strategies with technology-driven solutions tailored to support their unique growth, service, operational, and performance goals. Our corporate culture generates service levels that consistently exceed our customers' expectations, and produce client retention rates among the highest in the industry.

TABLE OF CONTENTS

TO OUR SHAREHOLDERS

Fiscal year 2006 marked Jack Henry's 30th year in business and 20th year as a public company. Jack Henry was founded in 1976 to provide data processing solutions for community banks. Today, our client-driven solutions are processing transactions, automating business processes, and managing mission-critical information for approximately 8,700 financial services organizations and other businesses.

Fiscal year 2006 also marked another year of company-wide progress and solid financial results with revenue, earnings, and operating cash flow reaching record highs.

During the fiscal year ended June 30, total revenue increased to a record $592.2 million, which represents an increase of 11 percent over last year's revenue. Net income increased 19 percent to $89.9 million or $0.96 per diluted share, as compared to net income of $75.5 million or $0.81 per diluted share reported in fiscal year 2005. We generated strong cash flow from operating activities of $169.4 million, return on assets was 10.5 percent, and return on equity was 16.5 percent.

Revenue mix for the year consisted of $84.0 million or 14 percent in software license fees, $425.7 or 72 percent in support and services, and $82.5 million or 14 percent in hardware sales.

Recurring revenue, which provides the financial stability required to support ongoing growth, was approximately 64 percent of total revenue in fiscal year 2006 as compared to 59 and 57 percent of total revenue in fiscal years 2005 and 2004, respectively.

Backlog, or the contracted sales of products and services that were not delivered at fiscal year-end, reached $222.0 million, an 11 percent increase over the $199.1 million reported last year.

Our ongoing progress and performance have been guided by the focused work ethic and fundamental ideals fostered by the company's founders - Jack Henry and Jerry Hall - three decades ago:

- **Do the right thing,**
- **Do whatever it takes, and**
- **Have fun.**

1970's

Early 1970s

During the early 1970s, Jack Henry and Jerry Hall are believed to have been the only two computer users in Monett, Missouri - a small town in the picturesque lake region of the Ozark Mountains.


Monett



As a self-proclaimed "broken down accountant" working in public and private accounting practices, Jack Henry entered the banking industry as the data processing manager for Gillioz Bank & Trust. "There were two software packages available for the banking industry. I know because I purchased one of them ... and it didn't work."



Jerry Hall was data processing manager for the Jumping Jacks division of the U.S. Shoe Company. "Jack and I would often ride to meetings in Springfield together and discuss the good opportunities to be had in the software business."

According to Jack, "At that time, in-house computer systems were very expensive and only the largest banks could afford them. As a result, all of the smaller banks had to send their information to the larger ones for processing. We knew the smaller banks were tired of having their computer work done elsewhere and we actually created this business to equip those banks with everything they needed to do their own data processing."

Gillioz Bank & Trust was acquired and Jack's position was eliminated. "I started stirring around for another way to make a living. I enjoyed data processing and was a reasonably strong programmer. So I decided there was an outside chance to make a living helping small banks."

An integrated software system that allowed banks to tie customer accounts together for inquiry and management purposes had not been developed. The state-of-the-art IBM computer was the System/32. "The System/32 was about the size of a large desk and it had 16K and about 16MB of disk storage. It did one job at a time and the printer, CPU, and console were one unit. The screen was a reflection in a hole about three by five inches," Jack recalls.


McNALLY

1976

Jack Henry & Associates (JHA) opened for business in space rented from an engine repair shop for $40 a month. A computer was borrowed, and Jerry's decision to join the venture made "Associates" a reality.

On that borrowed computer, Jack visualized and wrote the first software package - CIF 32 (the genesis of today's CIF 20/20®) - based on intuition, common sense, and the innovative customer information file concept.

According to Jerry, "In the early days, we did everything ourselves. We developed the software and we installed the systems. It was hard work."

1977

In 1977, JHA was incorporated and generated $9,360 in revenue. "We were able to cash most of our paychecks and buy a company car that had been repossessed by the First State Bank of Purdy ... no lights."

Progress continued, "associates" were added, and more office space was needed. JHA relocated to an unused corner of the Friend Tire Company. The borrowed computer was replaced with a System/32 that JHA shared with the First State Bank of Purdy - a loyal JHA client to this day. Since the computer had only one library and limited disk space, Jack and Jerry had to take all of the bank's files off at night and put them back on before the bank opened the next morning.





1979

As the demand for human resources grew, "We hired and trained quite a few kids just out of school because we couldn't afford experienced personnel." And this recruiting strategy worked. In 1979, Mike Henry, current Chairman of the Board, joined his father's company after graduating from Monett High School. Mike recalls, "We did whatever it took to make our software work. And sometimes that meant working for days straight. A lot of time was spent sleeping on banks' computer room floors."

Jack Henry & Associates, Inc.

Goal: To Provide Banks with the technology they need to succeed

In 30 years, be known as the top company in the industry for quality and customer service.

1976

In 1976, "The plan for the formation of Jack Henry & Associates was carefully conceived ... on the back of a napkin in a hotel coffee shop."

Do the Right Thing - Products that meet users' functional requirements and responsive service are expected in the competitive markets that we serve. In addition to providing production-proven products and service levels that consistently exceed our clients' expectations, Jack Henry is fundamentally committed to establishing and maintaining integrity-based business relationships. Doing the right thing is often not the easiest thing, but this long-standing corporate commitment ultimately benefits every financial services organization and corporate entity that elects to do business with us. Applying this practical business acumen and the highest business ethics to every aspect of our business relationships is a hallmark of our corporate culture and success, and generates what we recognize as a key point of our competitive distinction.

1980's

1980
In 1980, Mike Henry's classmate, Tony Wormington, now President, joined the company before graduating from Monett High.





1981
In 1981, the first building - J1 - was built on the 134 acre Monett campus that still houses the company's head-quarters. Consistent with Jack and Jerry's practical natures, that first building, which offices JHA's CEO, President, and CFO today, was built so it could serve as the residence for Jack or Jerry if the company's progress did not continue.

JKHY
NASDAQ
LISTED

1985
On October 29, 1985, an initial public offering made JHA a public company trading 1.5 million primary shares on the NASDAQ exchange under the symbol JKHY.

JHA also entered the hardware business that year and began remarketing IBM computer equipment directly to its clients.


IBM
Premier
Business
Partner

1986
In 1986, JHA expanded its market presence and potential by introducing its core processing system designed to run on IBM's System 38. CIF 38 was designed to support the specific functional requirements of the next tier of larger banks.

JHA also made its first in a series of more than 40 acquisitions, purchasing FinSer Capital Corporation, a Texas-based brokerage firm. Unfortunately, there was no beginners luck and this first acquisition lost money. It was divested in 1989.

1988
Based on the "short but sweet" life span of the System/38, by 1988 CIF 38 had evolved into the AS/400-based SilverLake System, and was being successfully installed in the larger banks JHA served.

Do Whatever it Takes - In 1976, our founders made a commitment to exceed our clients' service-related expectations. That fundamental commitment to client care continues today. Outstanding service is considered to be Jack Henry's primary and sustainable competitive advantage, and our ongoing success and industry leadership are based on doing whatever it takes to maintain industry-leading levels of client satisfaction. We maintain a strict focus on customer care, continually invest in our support infrastructure, and enforce exacting service standards. We also formally measure client satisfaction with a comprehensive annual survey and more than 50,000 surveys that are initiated by routine customer service requests. We use the collective survey results to track service quality and consistency, and to continually refine our service methodology and infrastructure. Our most recent survey results once again confirm that our 30-year commitment to service excellence continues to generate service levels that exceed client expectations.

"The single most important event in our company's history was the realization that we have to be good at ongoing customer service. We are dedicated to putting people before computers to maximize the potential of every client with whom we work. Customer satisfaction is the company's stock-in-trade."
- Jack Henry, Founder

Have Fun - We recognize and respect that it is the collective, day-to-day contribution of our associates that enables Jack Henry to keep our corporate promises to do the right thing and do whatever it takes to maintain the industry's highest levels of client satisfaction. We also rely on our associates to develop quality solutions for our clients' business opportunities and challenges, to aggressively earn and support new clients, and to ultimately sustain our competitive distinctions and industry-leading position. Retaining and recruiting outstanding associates is a mission-critical component of our ongoing success, so we dedicate significant effort and resources to maintaining a work environment that is professional, financially rewarding, and enjoyable. Competitive salaries, excellent benefits, a work environment that encourages collaboration, comfortable facilities, appropriate business tools, comprehensive initial and ongoing training, benevolent and morale-building activities and events, ongoing communication opportunities with executive management, and a formal annual employee satisfaction survey encourage the work ethic and atmosphere established by our founders.

1990's

1992
In 1992, JHA began to aggressively acquire companies that primarily expanded its product offering and its client base.

1995
Among the client base acquisitions was the 1995 purchase of Liberty™ (a division of Broadway & Seymour). This acquisition marked two important milestones for the company. Jack Prim, now CEO, joined JHA through this acquisition; and JHA entered the outsourcing business which significantly expanded its recurring revenue and expanded its sales opportunities to include the portion of the bank market that historically outsources information processing.





1998
In 1998, Kevin Williams joined JHA as CFO after a successful career in public accounting practices, where JHA was his client.

1999
In 1999, JHA acquired the Financial Systems Division of BancTec, Inc. to once again expand its market presence and potential. BancTec's Core Director® core processing system enabled JHA to complement its CIF 20/20 and SilverLake systems with a Windows-based, client/server core processing solution.

SYMITAR™
A JACK HENRY COMPANY

2000
In 2000, JHA completed a secondary public offering of 1.8 million additional shares of JKHY.

That same year, JHA materially expanded its presence in the credit union marketplace by acquiring San Diego-based Symitar. The acquisition of Symitar and its Episys® core processing solution immediately positioned JHA as the leading provider of core systems for credit unions with assets exceeding $25 million.

2004
In 2004, JHA's focused diversification acquisition strategy resulted in the acquisition of a number of companies and products that can be sold outside JHA's core client base to all financial services organizations regardless of charter, asset size, and core processing platform; selectively sold outside the financial services industry; and selectively sold internationally.

2000's

2002
In 2002, JHA acquired South Carolina-based CU Solutions, adding the Cruise® core processing system to its credit union offering. The ability to support the small and mid-size credit union marketplace with Cruise strategically positioned JHA with a core processing solution for credit unions of all sizes - from the very smallest to the largest.

Despite the growing complexity of the financial services industry, unprecedented technological advances, and the sophistication of the products and services that JHA provides and supports, the company's progress and performance are direct results of the focused work ethic and fundamental ideals fostered by Jack and Jerry three decades ago:

Do the right thing, Do whatever it takes, and Have fun.

These simple tenets have enabled Jack Henry & Associates to survive and prosper in an extremely competitive business environment, to provide outstanding professional opportunities for more than 3,000 associates, to generate an impressive rate of return for its shareholders, and to establish a corporate culture that generates rewarding levels of client satisfaction and retention.

Despite 30-years of unprecedented technological innovations and advances, and the growing complexity of the financial services industry, these three simple but powerful tenets have enabled Jack Henry to:

- Prosper in a competitive and consolidating business environment;
- Earn a large and growing client base, resulting in substantial and growing market share;
- Foster a service-focused culture that generates rewarding levels of client satisfaction and retention;
- Provide and support an extensive line of products and services that support technology-dependent and growing businesses;
- Provide rewarding professional opportunities for our dedicated, client-focused work force;
- Develop a well conceived and well executed business strategy that is focused on increasing revenue, controlling costs, and increasing margins; and governed by conservative business principles and proven performance management;
- Maintain a solid balance sheet; and
- Generate an impressive rate of return for our shareholders.

We are confident that our strategic and financial positioning provides the resources and momentum needed to continue the success realized during our first three decades in business.

We have now entered a new fiscal year focused on four primary growth drivers:

Increase Market Share - We will continue to increase market share by aggressively earning new traditional and nontraditional clients, and cross selling additional products and services to our existing clients.

Add New Products and Services - We will continue to add new client-driven products and services in response to our core clients' strong demand for integrated complementary solutions; and the growing demand among financial services organizations and corporate entities for specialized solutions capable of mitigating and controlling operational risks, increasing revenue and growth opportunities, and containing costs.

Through aggressive organic growth and a focused diversification acquisition strategy, Jack Henry's client base grew from approximately 6,900 clients to approximately 8,700 during fiscal year 2006.

Increase Recurring Revenue - We will continue to increase recurring revenue by optimizing outsourcing opportunities, transaction-based processing fees, and ongoing software maintenance and support fees.

Pursue Disciplined Acquisitions - We will continue to pursue acquisitions that complement our internal growth and continue Jack Henry's focused diversification.

We expect that our primary businesses - Jack Henry & Associates, Symitar, and ProfitStars - will leverage these growth drivers and our strategic and financial positioning to maximize near- and long-term growth opportunities, and to increase their respective contribution to the company's overall performance and ongoing success.

As we celebrate our 30th anniversary and reflect on the milestones of our company's progress, we recognize and respect that our clients, associates, and shareholders are ultimately responsible for Jack Henry's success - past, present, and future. We welcome this opportunity to formally thank our clients for their business, loyalty, and guidance; our associates for their commitment to Jack Henry's mission and clients; and our shareholders for their confidence in our company.

Jack Prim
Chief Executive Officer

Tony Wormington
President

Kevin Williams
Chief Financial Officer
& Treasurer


ProfitStars™
A JACK HENRY COMPANY

2006

In 2006, JHA launched its third primary brand - ProfitStars - to encompass the specialized products and services assembled through its focused diversification acquisition strategy.

Jack's speculations about the "big shakeout" were correct and his plan for survival worked. Thirty years of planned progress - with a few inevitable disappointments along the way - have generated material growth ...

- From one client to more than 8,700
- From two associates to 3,386 as of June 30, 2006
- From one core processing system to five industry-leading, competitively distinct platforms that are surrounded by more than 100 complementary products and services
- From rented space in an engine repair shop to a 134 acre corporate headquarters and more than 50 offices nationwide
- From one acquisition to more than 40
- From an unknown entity to an undisputed industry leader
- From annual revenue of $9,360 in fiscal 1977 to $592 million in fiscal 2006.

During 2006, JHA celebrated its 30th anniversary. In an interview conducted in 1983, Jack asserted, "There must be thousands of suppliers catering to the financial institutions market. Many ill-conceived ventures with little real chance of success have been brought into being by public or venture capital financing. We're going to see, I'm afraid, a big shakeout of large numbers of them in the future. A relative few will survive and participate in a very lucrative and exciting marketplace. We sure plan to be one of them."


JKHY
30
Jack henry
ASDA

Jack Henry was founded in 1976 in response to the growing demand for off-the-shelf banking software. Three decades later, we are supporting more than 1,700 banks ranging from de novo to mid-tier institutions with market-leading in-house and outsourced core processing solutions.

Jack Henry provides three functionally distinct banking platforms:

- SilverLake® is a highly customizable, IBM® System i™-based solution for commercial banks;
- CIF 20/20® is a parameter-driven, IBM System i-based solution; and
- Core Director® is a Windows®-based, client/server core processing solution.

We support our bank clients as a single source for enterprise-wide automation by integrating these popular core systems with more than 100 complementary products and services, including business intelligence, retail and business banking, Internet banking and electronic funds transfer (EFT), asset management and protection, and item and document imaging solutions. We also serve each client as a single point of contact, support, and accountability for complex information processing platforms.


jack henry
& ASSOCIATES INC.

During fiscal year 2006, we continued to expand our presence in the bank market and demonstrate the broad appeal of our solutions. Our core systems were selected by banks that collectively represented users of every major competitive alternative available today. We continued our expansion in the mid-tier market and now support approximately 15 percent of the domestic banks with assets ranging from $1 billion to $30 billion with our SilverLake system. We also maintained our position as a leading provider of enterprise-wide automation for newly chartered banks.

During fiscal year 2006, we expanded the vast majority of our existing client relationships with record high cross sales of our more than 100 complementary products and services. We also capitalized on two growing trends within our client base. Banks using our CIF 20/20 core system continued converting to our SilverLake system for broader, more commercially-focused functionality; and an increasing number of banks with our core systems installed in-house elected to migrate to our outsourced offerings.

We will continue to leverage our premier personal service and proven information technology platforms to retain and expand our existing client relationships, and increase our market share by attracting and earning diverse new bank clients.

Symitar was founded in 1985 and acquired by Jack Henry in 2000. Symitar is the leading provider of core processing solutions for credit unions of all sizes, now providing enterprise-wide automation to more than 630 credit unions, including 30 with assets exceeding $1 billion. According to Callahan and Associates, a respected source of surveys and published data related to the credit union industry, for the seventh consecutive year Symitar's core processing platforms were implemented by more credit unions with assets exceeding $25 million than any competitive alternative.

Symitar offers two core processing solutions designed to support specific operational requirements:

- Episys® is a highly customizable, IBM System p™-based core processing solution; and
- Cruise® is a Windows-based, client/server core solution.


SYMITAR™
A JACK HENRY COMPANY

These two core solutions are available for in-house installation or outsourced implementation, and integrate robust core functionality with an extensive array of complementary products and services, including business intelligence, member and member business services, Internet banking and electronic funds transfer (EFT), asset management and protection, and item and document imaging solutions.

During fiscal year 2006, Symitar continued to generate market-leading growth by signing more new core processing clients than any other competitive solution. We also added new complementary products and services to our offering, and generated record high cross sales of these solutions to existing clients.

Since Jack Henry acquired Symitar in 2000, 165 credit unions have entrusted their data processing to Episys, representing a 68 percent increase in the Episys user base.

Throughout fiscal year 2006, Symitar continued to make operational improvements designed to enhance its client experience and internal efficiencies. Among the most significant was the reengineering of the Episys conversion and implementation process. This new process is now being used to more efficiently convert credit unions to Episys, and is generating outstanding results and client feedback.

Symitar will continue to focus on maintaining its industry-leadership with ongoing enhancements to its core and complementary solutions, a strict focus on service quality, and the addition of client-driven complementary products and services.

On February 22, 2006, Jack Henry launched its third primary brand - ProfitStars - to encompass the specialized products and services sold to financial institutions and other businesses outside the Jack Henry and Symitar core client bases.

In fiscal year 2004, we began our focused diversification by acquiring companies that provide specialized solutions that can be sold to existing bank and credit union clients, to financial institutions of all asset sizes and charters outside our client base, and selectively sold internationally and to businesses outside the financial services industry. These products and services enable us to expand our reach well beyond our traditional markets with an array of solutions appropriate for thousands of top-tier financial services organizations and diverse corporate entities.

Through a combination of acquisitions and aggressive sales initiatives, ProfitStars' solutions are now supporting approximately 6,400 domestic and international financial services organizations and other businesses. During fiscal year 2006, 625 new clients contracted for 2,131 of ProfitStars' products and services. Our roster of ProfitStars clients now includes 40 of the top 50 domestic banks, including the top 10 banks, and a growing number of diverse corporate entities.


ProfitStars™
A JACK HENRY COMPANY

ProfitStars' products and services, which are compatible with virtually any information technology platform and operating environment, include proven solutions for mitigating and controlling operational risks, optimizing revenue and growth opportunities, and containing costs. These top-of-mind business challenges and objectives can be addressed by implementing ProfitStars' products and services individually or in combination as comprehensive solution suites.

During fiscal year 2006, we made our 15th focused diversification acquisition, and expanded ProfitStars' product offering and client base with the acquisition of Profitstar, Inc. This acquisition added market-leading asset/liability management, profitability management, and budget and reporting solutions to ProfitStars' product offering; and more than 2,000 financial institutions to our client base.

During the most recent fiscal year, ProfitStars also established several remarketing relationships to explore the international sales opportunities for select products and services.

We will continue to pursue acquisitions of highly specialized solutions that expand ProfitStars' offering and client base, and generate additional sales and cross-sales opportunities with traditional and nontraditional clients.

FISCAL YEAR 2006 FINANCIALS

CORPORATE MISSION STATEMENT

To protect and increase the value of our stockholders' investment by providing quality products and services to our customers. In accomplishing this, we feel that it is important to:

- Concentrate our activities on what we know best - information systems and services for financial institutions;
- Provide outstanding commitment and service to our customers so that the perceived value of our products and services will be consistent with real value; and
- Maintain a work environment that is personally, professionally, and financially rewarding to our employees.

TABLE OF CONTENTS

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is quoted on the NASDAQ Global Select Market ("NASDAQ"), formerly known as the NASDAQ National Market, under the symbol "JKHY". The following table sets forth, for the periods indicated, the high and low sales price per share of the common stock as reported by NASDAQ.

Fiscal 2006	**High**	**Low**
First Quarter	**$19.80**	**$18.04**
Second Quarter	**19.62**	**16.56**
Third Quarter	**22.98**	**19.09**
Fourth Quarter	**23.77**	**18.14**

Fiscal 2005	High	Low
First Quarter	$20.13	$17.17
Second Quarter	20.55	18.50
Third Quarter	21.96	17.79
Fourth Quarter	19.19	15.35

The Company established a practice of paying quarterly dividends at the end of fiscal 1990 and has paid dividends with respect to every quarter since that time. Quarterly dividends per share paid on the common stock for the two most recent fiscal years ended June 30, 2006 and 2005 are as follows:

Fiscal 2006	**Dividend**
First Quarter	**$0.045**
Second Quarter	**0.045**
Third Quarter	**0.055**
Fourth Quarter	**0.055**

Fiscal 2005	Dividend
First Quarter	$0.040
Second Quarter	0.040
Third Quarter	0.045
Fourth Quarter	0.045

The declaration and payment of any future dividends will continue to be at the discretion of our Board of Directors and will depend upon, among other factors, our earnings, capital requirements, contractual restrictions, and operating and financial condition. The Company does not currently foresee any changes in its dividend practices.

On August 18, 2006, there were approximately 44,757 holders of the Company's common stock. On that same date the last sale price of the common shares as reported on NASDAQ was $18.92 per share.

Selected Financial Data

Selected Financial Data
(In Thousands, Except Per Share Data)

Income Statement Data	YEAR ENDED JUNE 30, 2006	2005	2004	2003	2002
Revenue [1]	$ **592,205**	$ 535,863	$ 467,415	$ 404,627	$ 396,657
Net income	$ **89,924**	$ 75,501	$ 62,315	$ 49,397	$ 57,065
Diluted net income per share	$ **0.96**	$ 0.81	$ 0.68	$ 0.55	$ 0.62
Dividends declared per share	$ **0.20**	$ 0.17	$ 0.15	$ 0.14	$ 0.13
Balance Sheet Data					
Working capital	$ **42,918**	$ 13,710	$ 85,818	$ 70,482	$ 67,321
Total assets	$ **906,067**	$ 814,153	$ 653,614	$ 548,575	$ 486,142
Long-term debt	$ **421**	$ –	$ –	$ –	$ –
Stockholders' equity	$ **575,212**	$ 517,154	$ 442,918	$ 365,223	$ 340,739

[1] Revenue includes license sales, support and service revenues, and hardware sales, less returns and allowances.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the consolidated financial statements and related notes included elsewhere in this report.

OVERVIEW

Background and Overview

We provide integrated computer systems for in-house and outsourced data processing to commercial banks, credit unions and other financial institutions. We have developed and acquired banking and credit union application software systems that we market, together with compatible computer hardware, to these financial institutions. We also perform data conversion and software implementation services for our systems and provide continuing customer support services after the systems are implemented. For our customers who prefer not to make an up-front capital investment in software and hardware, we provide our full range of products and services on an outsourced basis through our six data centers and 23 item-processing centers located throughout the United States.

A detailed discussion of the major components of the results of operations follows. All amounts are in thousands and discussions compare fiscal 2006 to fiscal 2005 and compare fiscal 2005 to fiscal 2004.

We derive revenues from three primary sources of revenue:

- software licenses;
- support and service fees, which include implementation services; and
- hardware sales, which includes all non-software remarketed products.

Over the last five fiscal years, our revenues have grown from $396,657 in fiscal 2002 to $592,205 in fiscal 2006. Net income has grown from $57,065 in fiscal 2002 to $89,924 in fiscal 2006. This growth has resulted primarily from internal expansion supplemented by strategic acquisitions, allowing us to develop and acquire new products and services for approximately 2,300 customers who utilize our core software systems as of June 30, 2006.

Since the start of fiscal 2002, we have completed 17 acquisitions. All of these acquisitions were accounted for using the purchase method of accounting and our consolidated financial statements include the results of operations of the acquired companies from their respective acquisition dates.

License revenue represents the sale and delivery of application software systems contracted with us by the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

Support and services fees are generated from implementation services contracted with us by the customer, ongoing support services to assist the customer in operating the systems and to enhance and update the software, and from providing outsourced data processing services and ATM and debit card processing services. Outsourcing services are performed through our data and item centers. Revenues from outsourced item and data processing and ATM and debit card processing services are derived from monthly usage fees typically under five-year service contracts with our customers.

Cost of license fees represents the third party vendor costs associated with license fee revenue.

Cost of services represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, ATM and debit card processing services, and direct operation costs.

We have entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware and related services to our customers. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers.

We have two business segments: bank systems and services and credit union systems and services. The respective segments include all related license, support and service, and hardware sales along with the related cost of sales.

RESULTS OF OPERATIONS

FISCAL 2006 COMPARED TO FISCAL 2005

Fiscal 2006 showed strong growth in support and service revenues and improved gross and operating margins, which allowed us to leverage an 11% increase in total revenue to a 19% increase in net income.

REVENUE

License Revenue

	Year Ended June 30, 2006	Year Ended June 30, 2005	% Change
License	$ 84,014	$ 82,374	2%
Percentage of total revenue	14%	15%	

License revenue represents the delivery and acceptance of application software systems contracted by us with the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

License revenue increased by $1,640 compared to last fiscal year mainly due to growth in delivery and acceptance of software systems within the banking segment, partially offset by a decrease in the credit union segment which had experienced record revenues in fiscal 2005. Year-to-date license revenue in fiscal 2006 experienced growth in many software solutions. The leading elements were Synergy Intelligent Document Imaging™ (our intelligent document imaging and archiving solution), Silverlake System® (our flagship software solution for larger banks), Biodentify® (our biometric fingerprint security solution), and Fraud Detective™ (our anti-fraud and anti-money laundering software solution). In addition, both PROFITability® (our product profitability solution) and PROFITstar ALM/Budgeting (our asset/liability and budgeting solution), which were acquired during fiscal 2006, contributed to license revenue growth.

Support and Service Revenue

	Year Ended June 30, 2006	Year Ended June 30, 2005	% Change
Support and service	$ 425,661	$ 364,076	17%
Percentage of total revenue	72%	68%	

Year Over Year Change	$ Change	% Change
In-House Support & Other Services	$ 26,932	16%
EFT Support	18,357	32%
Outsourcing Services	13,714	15%
Implementation Services	2,582	6%
Total Increase	$ 61,585	

Support and service revenues are generated from implementation services (including conversion, installation, configuration and training), annual support to assist the customer in operating their systems and to enhance and update the software, outsourced data processing services and ATM and debit card processing services.

There was strong growth in all of the support and service revenue components. In-house support and other services increased primarily from additional software licenses sold during the previous twelve months. EFT support, including ATM and debit card transaction processing services, experienced the largest percentage of growth. Our daily transaction counts are rapidly growing as we have added customers and as our customers continue to experience consistent organic growth in ATM and debit card transactions. Outsourcing services for banks and credit unions also continue to drive revenue growth at a strong pace as we add new bank and credit union customers and open new data processing sites. We expect growth in outsourcing to continue as we add services from recent acquisitions to our existing and new customers. Implementation services reflect growth as contracting activity continues for new license implementation as well as for conversion activities for our existing customers who have acquired institutions that had used other software systems.

Hardware Revenue

	Year Ended June 30,		% Change
	2006	2005	
Hardware	$ 82,530	$ 89,413	-8%
Percentage of total revenue	14%	17%	

The Company has entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware, hardware maintenance and related services to our customers. Revenue related to hardware sales is recognized when the hardware is shipped to our customers.

Hardware revenue continued to decrease as in prior years due to the overall rising equipment processing power and decreasing equipment prices. The Company experienced growth in revenues related to IBM iSeries machines, which was offset by a decrease in revenues related to pSeries machines. These changes are consistent with the changes experienced with our license revenues. In addition, the Company discontinued offering certain services related to uninterruptible power supply equipment during fiscal 2005 which led to a decrease sales of that equipment during fiscal 2006.

COST OF SALES AND GROSS PROFIT

Cost of license represents the cost of software from third party vendors through remarketing agreements. These costs are recognized when license revenue is recognized. Cost of support and service represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, ATM and debit card processing services and direct operating costs. These costs are recognized as they are incurred. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers. These costs are recognized at the same time as the related hardware revenue is recognized. Ongoing operating costs to provide support to our customers are recognized as they are incurred.

Cost of Sales and Gross Profit

	Year Ended June 30, 2006	Year Ended June 30, 2005	% Change
Cost of License	$ 2,717	$ 5,547	-51%
Percentage of total revenue	>1%	1%	
License Gross Profit	$ 81,297	$ 76,827	+6%
Gross Profit Margin	97%	93%	
Cost of Support and Service	$ 272,383	$ 244,097	+12%
Percentage of total revenue	46%	46%	
Support and Service Gross Profit	$ 153,278	$ 119,979	+28%
Gross Profit Margin	36%	33%	
Cost of Hardware	$ 60,658	$ 63,769	-5%
Percentage of total revenue	10%	12%	
Hardware Gross Profit	$ 21,872	$ 25,644	-15%
Gross Profit Margin	27%	29%	
TOTAL COST OF SALES	$ 335,758	$ 313,413	+7%
Percentage of total revenue	57%	58%	
TOTAL GROSS PROFIT	$ 256,447	$ 222,450	+15%
Gross Profit Margin	43%	42%	

Cost of license decreased for the fiscal year due to fewer third party reseller agreement software vendor costs. Gross profit margin on license revenue increased because a smaller percentage of the revenue growth was attributable to these reseller agreements. Cost of support and service increased for the year primarily due to additional personnel costs (including a 9% increase in headcount) and costs related to the expansion of infrastructure (including depreciation, amortization, and maintenance contracts) as compared to last year. The gross profit margin increased to 36% from 33% in support and service, primarily due to efficiencies gained as recent acquisitions have become more fully integrated and to a shift in sales mix toward services with slightly higher margins, such as our ATM and debit card processing services. Cost of hardware decreased for the year, in line with the decrease in hardware sales, primarily due to the types of equipment sold, with varying vendor incentives in the current year. Incentives and rebates received from vendors fluctuate quarterly and annually due to changing thresholds established by the vendors. Hardware gross profit margin decreased due to the number of hardware shipments, sales mix and vendor rebates received throughout the year.

OPERATING EXPENSES

Selling and Marketing

	Year Ended June 30, 2006	Year Ended June 30, 2005	% Change
Selling and marketing	$ 50,007	$ 46,630	+7%
Percentage of total revenue	8%	9%	

Dedicated sales forces, inside sales teams, technical sales support teams and channel partners conduct our sales efforts for our market segments, and are overseen by regional sales managers. Our sales executives are responsible for pursuing lead generation activities for new core customers. Our account executives nurture long-term relationships with our client base and cross sell our many complementary products and services. Our inside sales force markets specific complementary products and services to our existing customers.

For the 2006 fiscal year, the selling and marketing expenses increase was due to growth in personnel costs and additional expenses related to product promotion, and generally correlates to the increase in revenue.

Research and Development

	Year Ended June 30,		% Change
	2006	2005	
Research and development	$ 31,874	$ 27,664	+15%
Percentage of total revenue	5%	5%	

We devote significant effort and expense to develop new software, to service products and to continually upgrade and enhance our existing offerings. We upgrade our various core and complementary software applications throughout the year. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer-driven.

Research and development expenses grew primarily due to employee costs associated with a 21% increase in headcount for ongoing development of new products and enhancements to existing products, and depreciation and equipment maintenance expense. Research and development expenses remained at 5% of total revenue for both fiscal years.

General and Administrative

	Year Ended June 30,		% Change
	2006	2005	
General and administrative	$ 35,209	$ 29,087	+21%
Percentage of total revenue	6%	5%	

General and administrative expense increased primarily due to employee costs associated with a 27% increase in headcount and increases in employee benefit costs. Also impacting the increase was growth in overhead related costs such as insurance, professional services and maintenance contracts.

INTEREST INCOME (EXPENSE)

Interest income increased 78% from $1,162 to $2,066 due primarily to larger invested balances coupled with higher interest rates on invested balances. Interest expense increased 249% from $388 to $1,355 due to borrowings on the revolving bank credit facilities.

PROVISION FOR INCOME TAXES

The provision for income taxes was $50,145 or 35.8% of income before income taxes in fiscal 2006 compared with $44,342 or 37.0% of income before income taxes fiscal 2005. The decrease in the percentage for fiscal 2006 is due to several factors, including the Section 199 Deduction for Domestic Production Activities, which is new this year. Also impacting this year's tax rate was the Company's tax treatment of the deduction for meals and entertainment expenses, as well as changes in the estimated state tax rates and from our re-evaluation of changes in state tax laws in relationship to our tax structure.

NET INCOME

Net income increased 19% from $75,501, or $0.81 per diluted share in fiscal 2005 to $89,923, or $0.96 per diluted share in fiscal 2006.

FISCAL 2005 COMPARED TO FISCAL 2004

Fiscal 2005 showed strong growth in revenues and improved gross and operating margins, which allowed us to leverage a 15% increase in revenues to a 21% increase in net income.

REVENUE

License Revenue

	Year Ended June 30,		% Change
	2005	2004	
License	$ 82,374	$ 62,593	+32%
Percentage of total revenue	15%	13%	

License revenue represents the delivery and acceptance of application software systems contracted with us by the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

License revenue increased by $19,781 from fiscal 2004 to fiscal 2005 mainly due to growth in delivery and acceptance of software systems within both the bank and credit union segments. License revenue in fiscal 2005 experienced growth in many software solutions. The leading elements were Episys® (our flagship software solution for larger credit unions), third party credit union ancillary software solutions, Silverlake System® (our flagship software solution for larger banks), 4|sight™ (our complementary image solution), and Fraud Detective™ (our anti-fraud and anti-money laundering software solution).

Support and Service Revenue

	Year Ended June 30,		% Change
	2005	2004	
Support and service	$ 364,076	$ 311,287	+17%
Percentage of total revenue	68%	67%	

Year Over Year Change	**$ Change**	**% Change**
In-House Support & Other Services	$ 23,264	16%
EFT Support	15,577	43%
Outsourcing Services	11,016	13%
Implementation Services	2,932	7%
Total Increase	$ 52,789	

Support and service revenues are generated from implementation services (including conversion, installation, configuration and training), annual support to assist the customer in operating their systems and to enhance and update the software, outsourced data processing services and ATM and debit card processing services.

There was strong growth in all of the support and service revenue components. In-house support and other services increased primarily from additional software licenses sold during the previous twelve months. EFT support, including ATM and debit card transaction processing services, experienced the largest percentage of growth. Our daily transaction counts are rapidly growing as our customers continue to experience consistent organic growth in ATM and debit card transactions as well as strong new customer contracting activity. Outsourcing services for banks and credit unions also continue to drive revenue growth at a strong pace as we add new bank and credit union customers and open new data processing sites. We expect growth in outsourcing to continue as we add services from recent acquisitions to our existing and new customers. Implementation services reflect growth as contracting activity continues for new license implementation as well as merger conversions for our existing customers.

Hardware Revenue

	Year Ended June 30,		% Change
	2005	2004	
Hardware	$ 89,413	$ 93,535	-4%
Percentage of total revenue	17%	20%	

The Company has entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware, hardware maintenance and related services to our customers. Revenue related to hardware sales is recognized when the hardware is shipped to our customers.

Hardware revenue continued to decrease as in prior years due to the overall rising equipment processing power and decreasing equipment prices. There was an increase in servers and the related components. Hardware maintenance revenue which represents 1.9% of the hardware revenue increased due to maintenance contracts acquired relating to acquisitions.

COST OF SALES AND GROSS PROFIT

Cost of license represents the cost of software from third party vendors through remarketing agreements. These costs are recognized when license revenue is recognized. Cost of support and service represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, ATM and debit card processing services and direct operating costs. These costs are recognized as they are incurred. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers. These costs are recognized at the same time as the related hardware revenue is recognized. Ongoing operating costs to provide support to our customers are recognized as they are incurred.

Cost of Sales and Gross Profit

	Year Ended June 30,		% Change
	2005	2004	
Cost of License	$ 5,547	$ 4,738	+17%
Percentage of total revenue	1%	1%	
License Gross Profit	$ 76,827	$ 57,855	+33%
Gross Profit Margin	93%	92%	
Cost of Support and Service	$ 244,097	$ 207,730	+18%
Percentage of total revenue	46%	44%	
Support and Service Gross Profit	$ 119,979	$ 103,557	+16%
Gross Profit Margin	33%	33%	
Cost of Hardware	$ 63,769	$ 66,969	-5%
Percentage of total revenue	12%	14%	
Hardware Gross Profit	$ 25,644	$ 26,566	-3%
Gross Profit Margin	29%	28%	
TOTAL COST OF SALES	$ 313,413	$ 279,437	+12%
Percentage of total revenue	58%	60%	
TOTAL GROSS PROFIT	$ 222,450	$ 187,978	+18%
Gross Profit Margin	42%	40%	

Cost of license increased for the fiscal year due to more third party reseller agreement software vendor costs. These costs increased primarily in the prior quarters of the current fiscal year. Gross profit margin on license revenue increased slightly due to the associated costs for third party software marketed through reseller agreements. Cost of support and service increased for the year, in line with the support and service revenue increase, primarily due to additional personnel costs and costs relating to the expanding infrastructure (including depreciation, amortization, and maintenance contracts) as compared to the same periods last year. The gross profit margin remained at 33% in support and service for both fiscal years, primarily due to increased headcount relating to support and service, facility costs related to new acquisitions, and depreciation expense of new equipment. Cost of hardware decreased for the year, in line with the decrease in hardware sales, primarily due to the types of equipment sold, with varying vendor incentives in the current year. Incentives and rebates received from vendors fluctuate quarterly and annually due to changing thresholds established by the vendors. Hardware gross profit margin increased minimally due to the number of hardware shipments, sales mix and vendor rebates received throughout the year.

OPERATING EXPENSES

Selling and Marketing

	Year Ended June 30, 2005	Year Ended June 30, 2004	% Change
Selling and marketing	$ 46,630	$ 35,964	+30%
Percentage of total revenue	9%	8%	

Dedicated sales forces, inside sales teams, technical sales support teams and channel partners conduct our sales efforts for our market segments, and are overseen by regional sales managers. Our sales executives are responsible for pursuing lead generation activities for new core customers. Our account executives nurture long-term relationships with our client base and cross sell our many complementary products and services. Our inside sales force markets specific complementary products and services to our existing customers.

For the 2005 fiscal year, selling and marketing expenses increased due to commissions and expenses related to revenue growth with a direct correlation to license and hardware revenue. Sales force head count from acquisitions during fiscal 2005 also contributed to the additional expenses for the year.

Research and Development

	Year Ended June 30, 2005	Year Ended June 30, 2004	% Change
Research and development	$ 27,664	$ 23,674	+17%
Percentage of total revenue	5%	5%	

We devote significant effort and expense to develop new software; to service products and to continually upgrade and enhance our existing offerings. Typically, we upgrade all of our core and complementary software applications once per year. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer-driven.

Research and development expenses grew primarily due to employee costs associated with increased headcount for ongoing development of new products and enhancements to existing products, depreciation and equipment maintenance expense and employees added from acquisitions. Research and development expenses remained at 5% of total revenue for both fiscal years.

General and Administrative

	Year Ended June 30, 2005	Year Ended June 30, 2004	% Change
General and administrative	$ 29,087	$ 29,534	-2%
Percentage of total revenue	5%	6%	

General and administrative expense decreased due to overall cost control measures implemented throughout the year. In addition, General and administrative expenses decreased due to a loss on disposal of assets of approximately $1,000 along with assets being fully depreciated during fiscal 2005.

INTEREST INCOME (EXPENSE)

Interest income increased 16% from $1,006 to $1,162 due primarily to higher interest rates on invested balances. Interest expense increased 263% from $107 to $388 due to borrowings on the revolving bank credit facilities.

PROVISION FOR INCOME TAXES

The provision for income taxes was $44,342 or 37.0% of income before income taxes in fiscal 2005 compared with $37,390 or 37.5% of income before income taxes fiscal 2004. The decrease in the percentage for fiscal 2005 is due to changes in the estimated state tax rates and from our reevaluation of changes in state tax laws in relationship to our tax structure.

NET INCOME

Net income increased 21% from $62,315, or $0.68 per diluted share in fiscal 2004 to $75,501, or $0.81 per diluted share in fiscal 2005.

BUSINESS SEGMENT DISCUSSION

Bank Systems and Services

	2006	% Change	2005	% Change	2004
Revenue	**$482,886**	+13%	$428,695	+12%	$382,084
Gross Profit	**$214,817**	+18%	$181,792	+18%	$154,646
Gross Profit Margin	**44%**		42%		40%

In fiscal 2006, the revenue increase in the bank systems and services business segment is primarily due to improved license sales for most products and continued growth in support and service revenue. Gross profit increased due to growth in license and support and service revenue, which carry a higher gross profit margin. Support and service revenue, which is the largest component of total revenues for the banking segment, experienced growth in ATM and debit card processing services and in in-house maintenance. The increase in maintenance revenue was largely driven by recent acquisition activity. Hardware revenue, which usually carries a lower gross profit margin, decreased by 10%. The mix of revenue combined with improved procedures and overall cost controls allowed us to leverage our resources, resulting in a steady increase to our profit margin year over year.

In fiscal 2005, the revenue increase in the bank systems and services business segment is primarily due to improved license sales for most products and continued growth in support and service revenue. Gross profit increased in fiscal 2005, due to growth in license and support and service revenue, which carry a higher gross profit margin. There was a decrease in hardware revenue, which usually carries a lower gross profit margin. The mix of revenue combined with improved procedures and overall cost controls allowed us to leverage our resources, resulting in a steady increase to our profit margin year over year.

Credit Union Systems and Services

	2006	% Change	2005	% Change	2004
Revenue	$109,319	+2%	$107,168	+26%	$85,331
Gross Profit	$41,630	+2%	$40,658	+22%	$33,332
Gross Profit Margin	38%		38%		39%

In fiscal 2006, revenues in the credit union systems and services business segment increased slightly from fiscal 2005. This increase is mainly due to strong growth in support and service revenue, mostly offset by a decrease in license revenue from fiscal 2005 when license revenue was at a historically high level. Support and service revenue, which is the largest component of total revenues for the credit union segment, experienced growth in ATM and debit card processing services and in in-house maintenance. In addition, our data center maintenance revenue grew by 39% over fiscal 2005, which is consistent with our expansion of outsourcing solutions within this segment. Gross profit in this business segment remained flat in fiscal 2006 compared to fiscal 2005.

Revenues in the credit union systems and services business segment increased substantially in fiscal 2005 from fiscal 2004. This increase is mainly due to strong growth in support and service revenue from new services introduced in the prior year, with the outsourced area experiencing the greatest increase. Gross profit in this business segment decreased slightly in fiscal 2005 from fiscal 2004 mainly due to the decrease in hardware margin relating to the sales mix and vendor rebates.

LIQUIDITY AND CAPITAL RESOURCES

We have historically generated positive cash flow from operations and have generally used existing resources and funds generated from operations to meet capital requirements. We expect this trend to continue in the future.

The Company's cash and cash equivalents increased to $74,139 at June 30, 2006 from $11,608 at June 30, 2005.

The following table summarizes net cash from operating activities in the statement of cash flows:

	Year ended June 30,		
	2006	2005	2004
Net income	$ 89,924	$ 75,501	$ 62,315
Non-cash expenses	52,788	45,244	41,352
Change in deferred revenue	10,561	16,909	10,673
Change in assets and liabilities	16,165	(29,379)	(1,531)
Net cash from operating activities	$169,438	$108,275	$112,809

Cash provided by operations increased $61,163 to $169,438 for the fiscal year ended June 30, 2006 as compared to $108,275 for the fiscal year ended June 30, 2005. The increase consists of an increase in net income of $14,423, an increase in depreciation and amortization expense of $4,863, a total increase of $2,681 in deferred income taxes, expense for stock-based compensation, loss on disposal of property and equipment and other expenses. In addition, receivables were lower at June 30, 2006 compared to 2005 due to the timing of our annual maintenance billings, which occurred earlier in the year. This resulted in a net cash inflow from operations of $30,413. Cash used for the prepayment of expenses was $18,625 in fiscal 2006, up from $7,015 in fiscal 2005, primarily due to the renewal of several maintenance contracts during the fourth quarter of fiscal 2006. A decrease in accounts payable with increases in accrued expenses, income taxes and deferred revenues created a further net cash inflow from operations of $14,938.

Cash used in investing activities for the fiscal year ended June 2006 was $77,190, which included capital expenditures of $45,396, primarily for an accounting software system conversion of $10,300 and building infrastructure within the company. The acquisition of Profitstar, Inc. and earn-out payments made for prior acquisitions used $20,745 in fiscal 2006, while $16,079 was used for software development costs. The proceeds from sale of equipment were $4,255. Financing activities used cash of $29,717, primarily to purchase treasury stock of $41,819 and for dividends of $18,383, offset by cash provided by proceeds from issuance of stock upon exercise of stock options of $19,928, the sale of stock of $694, borrowings of $5,120 and the excess tax benefits from stock-based compensation of $4,743.

In 2001, the Company's Board of Directors approved a stock buyback of the Company's common stock of up to 3.0 million shares, and approved an increase to 6.0 million shares in 2002. Through fiscal 2004, a total of 3,009,384 shares had been repurchased by the Company under these authorizations. Repurchases through fiscal 2004 were funded with cash from operations.

During fiscal 2004 there were 2,009,694 shares and 37,776 shares reissued from treasury stock for the shares exercised under the employee stock option plan and purchased under the employee stock purchase plan, respectively. At June 30, 2004, there were 315,651 shares remaining in treasury stock.

During fiscal 2005 there were 306,027 shares and 9,624 shares reissued from treasury stock for the shares exercised under the employee stock option plan and purchased under the employee stock purchase plan, respectively, depleting the existing treasury shares.

In April 2005, the Board of Directors increased the existing stock repurchase authorization by 2.0 million shares. Under this authorization, the Company may finance its share repurchases with available cash reserves or short-term borrowings on its existing credit facility. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. As of June 30, 2005, 553,300 shares had been repurchased during the fiscal year for $9,952.

During the year ended June 30, 2006, 2,212,762 shares were repurchased for $41,819. At June 30, 2006, there were 2,766,062 shares remaining in treasury stock and the Company had the remaining authority to repurchase up to 2,224,554 shares.

Subsequent to June 30, 2006, the Company's Board of Directors declared a cash dividend of $.055 per share on its common stock payable on September 18, 2006, to stockholders of record on September 8, 2006. Current funds from operations are adequate for this purpose. The Board has indicated that it plans to continue paying dividends as long as the Company's financial picture continues to be favorable.

The Company renewed a credit line on March 22, 2006 which provides for funding of up to $8,000 and bears interest at the prime rate (8.25% at June 30, 2006). The credit line expires March 22, 2007 and is secured by $1,000 of investments. There were no outstanding amounts at June 30, 2006 or 2005.

The Company obtained a bank credit line on April 28, 2006 which provides for funding of up to $5,000 and bears interest at the prime rate less 1% (8.25% at June 30, 2006). The credit line matures on April 30, 2008. At June 30, 2006, no amount was outstanding.

The unsecured revolving bank credit facility allows borrowing of up to $150,000, which may be increased by the Company at any time until April 2008 to $225,000. The unsecured revolving bank credit facility bears interest at a rate equal to (a) LIBOR or (b) an alternate base rate (the greater of (a) the Federal Funds Rate plus 1/2% or (b) the Prime Rate), plus an applicable percentage in each case determined by the Company's leverage ratio. The unsecured revolving credit line terminates April 19, 2010. At June 30, 2006, the revolving bank credit facility balance was $50,000.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

At June 30, 2006 the Company's total off-balance sheet contractual obligations were $19.1 million. This balance consists of $15.7 million of long-term operating leases for various facilities which expire from 2006 to 2011 and the remaining $3.4 million is for purchase commitments related to property and equipment. The Company also has contingent earn-out obligations of up to $27.0 million to the sellers in three acquisitions completed during fiscal year 2005. These amounts are payable over two to four years based variously upon gross revenues, net earnings and net operating income achieved by the individual acquired business units.

Contractural obligations by period as of June 30, 2006	Less than 1 year	1-3 years	3-5 years	More than 5 years	TOTAL
Operating lease obligations	$4,760	$7,402	$3,488	$40	$15,690
Capital lease obligations	241	421	-	-	662
Note payable	50,000	-	-	-	50,000
Purchase obligations	3,417	-	-	-	3,417
Total	$58,418	$7,823	$3,488	$40	$69,769

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant accounting policies are discussed in Note 1 to the consolidated financial statements. The preparation of consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as disclosure of contingent assets and liabilities. We base our estimates and judgments upon historical experience and other factors believed to be reasonable under the circumstances. Changes in estimates or assumptions could result in a material adjustment to the consolidated financial statements.

We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions would have a material effect on the consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Software Revenue Recognition, with Respect to Certain Transactions," and clarified by Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements," SAB 104, "Revenue Recognition," and Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple

Deliverables." The application of these pronouncements requires judgment, including whether a software arrangement includes multiple elements, whether any elements are essential to the functionality of any other elements, and whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements. Customers receive certain elements of our products over time. Changes to the elements in a software arrangement or in our ability to identify VSOE for those elements could materially impact the amount of earned and unearned revenue reflected in the financial statements.

License Fee Revenue. For software license agreements that do not require significant modification or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the license fee is fixed and determinable and collection is probable. The Company's software license agreements generally include multiple products and services or "elements." None of these elements are deemed to be essential to the functionality of the other elements. SOP 97-2, as amended by SOP 98-9, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on Vendor Specific Objective Evidence ("VSOE") of fair value. Fair value is determined for license fees based upon the price charged when sold separately. In the event that we determine that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized the residual method allowed by SOP 98-9. Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Support and Service Fee Revenue. Implementation services are generally for installation, training, implementation, and configuration. These services are not considered essential to the functionality of the related software. VSOE of fair value is established by pricing used when these services are sold separately. Generally revenue is recognized when services are completed. On certain larger implementations, revenue is recognized based on milestones during the implementation. Milestones are triggered by tasks completed or based on direct labor hours.

Maintenance support revenue is recognized pro-rata over the contract period, typically one year. VSOE of fair value is determined based on contract renewal rates.

Outsourced data processing services and ATM, debit card, and other transaction processing services revenues are recognized in the month the transactions were processed or the services were rendered.

Hardware Revenue. Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. In most cases, we do not stock in inventory the hardware products we sell, but arrange for third-party suppliers to drop-ship the products to our customers on our behalf. For these transactions, the Company follows the guidance provided in EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Based upon the indicators provided within this consensus, the Company records the revenue related to our drop-ship transactions at gross and the related costs are included in cost of hardware. The Company also remarkets maintenance contracts on hardware to our customers. Hardware maintenance revenue is recognized ratably over the agreement period.

Depreciation and Amortization Expense

The calculation of depreciation and amortization expense is based on the estimated economic lives of the underlying property, plant and equipment and intangible assets, which have been examined for their useful life and determined that no impairment exists. We believe it is unlikely that any significant changes to the useful lives of our tangible and intangible assets will occur in the near term, but rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and the Company's future consolidated operating results. All long lived assets are tested for valuation and potential impairment on a scheduled annual basis.

Capitalization of software development costs

We capitalize certain costs incurred to develop commercial software products and to develop or purchase internal-use software. Significant estimates and assumptions include: determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives, estimating the marketability of the commercial software products and related future revenues, and assessing the unamortized cost balances for impairment. For commercial software products, determining the appropriate amortization period is based on estimates of future revenues from sales of the products. We consider various factors to project marketability and future revenues, including an assessment of alternative solutions or products, current and historical demand for the product, and anticipated changes in technology that may make the product obsolete. A significant change in an estimate related to one or more software products could result in a material change to our results of operations.

Estimates used to determine deferred income taxes

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We also must determine the likelihood of recoverability of deferred tax assets, and adjust any valuation allowances accordingly. Considerations include the period of expiration of the tax asset, planned use of the tax asset, and historical and projected taxable income as well as tax liabilities for the tax jurisdiction to which the tax asset relates. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in one or more of these factors.

Assumptions related to purchase accounting and goodwill

We account for our acquisitions using the purchase method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as customer-related intangibles, as well as assessments of the fair value of existing assets such as property and equipment. Liabilities acquired can include balances for litigation and other contingency reserves established prior to or at the time of acquisition, and require judgment in ascertaining a reasonable value. Third party valuation firms may be used to assist in the appraisal of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecasted revenues or profits on contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by Company professionals from legal, finance, human resources, information systems, program management and other disciplines. Changes in assumptions and estimates of the acquired assets and liabilities would result in changes to the fair values, resulting in an offsetting change to the goodwill balance associated with the business acquired.

As goodwill is not amortized, goodwill balances are regularly assessed for potential impairment. Such assessments require an analysis of future cash flow projections as well as a determination of an appropriate discount rate to calculate present values. Cash flow projections are based on management-approved estimates, which involve the input of numerous Company professionals from finance, operations and program management. Key factors used in estimating future cash flows include assessments of labor and other direct costs on existing contracts, estimates of overhead costs and other indirect costs, and assessments of new business prospects and projected win rates. Significant changes in the estimates and assumptions used in purchase accounting and goodwill impairment testing can have a material effect on the consolidated financial statements.

FORWARD LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of this report contain forward-looking statements within the meaning of federal securities laws. Actual results are subject to risks and uncertainties, including both those specific to the Company and those specific to the industry, which could cause results to differ materially from those contemplated. The risks and uncertainties include, but are not limited to, the matters detailed in "Risk Factors" in Item 1A of the Company's 2006 Form 10-K annual report filed with the Securities and Exchange Commission. Undue reliance should not be placed on the forward-looking statements. The Company does not undertake any obligation to publicly update any forward-looking statements.

Potential risks and uncertainties which could adversely affect the Company include: the financial health of the banking industry, our ability to continue or effectively manage growth, adapting our products and services to changes in technology, changes in our strategic relationships, price competition, loss of key employees, consolidation in the banking industry, increased government regulation, network or internet security problems, declining computer hardware prices, and operational problems in our outsourcing facilities and others listed in "Risk Factors" at Item 1A of the Company's 2006 Form 10-K.

Quantitative and Qualitative Disclosures about Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to customers and interest risk on investments in U.S. government securities. We actively monitor these risks through a variety of controlled procedures involving senior management. We do not currently use any derivative financial instruments. Based on the controls in place, credit worthiness of the customer base and the relative size of these financial instruments, we believe the risk associated with these instruments will not have a material adverse effect on our consolidated financial position or results of operations.

Financial Statements and Supplementary Data

Index to Financial Statements

Financial Statement Schedules

There are no schedules included because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jack Henry & Associates, Inc.
Monett, Missouri

We have audited the accompanying consolidated balance sheets of Jack Henry & Associates, Inc. and subsidiaries (the "Company") as of June 30, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jack Henry & Associates and subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 11, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
September 11, 2006

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Jack Henry & Associates, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

As of the end of the Company's 2006 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined the Company's internal control over financial reporting as of June 30, 2006 was effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2006 has been audited by the Company's independent registered public accounting firm, as stated in their report appearing on the next page, which expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of June 30, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jack Henry & Associates, Inc.
Monett, Missouri

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Jack Henry & Associates, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2006 of the Company and our report dated September 11, 2006 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
September 11, 2006

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)

	YEAR ENDED JUNE 30,		
	2006	2005	2004
REVENUE			
License	$ 84,014	$ 82,374	$ 62,593
Support and service	425,661	364,076	311,287
Hardware	82,530	89,413	93,535
Total	592,205	535,863	467,415
COST OF SALES			
Cost of license	2,717	5,547	4,738
Cost of support and service	272,383	244,097	207,730
Cost of hardware	60,658	63,769	66,969
Total	335,758	313,413	279,437
GROSS PROFIT	256,447	222,450	187,978
OPERATING EXPENSES			
Selling and marketing	50,007	46,630	35,964
Research and development	31,874	27,664	23,674
General and administrative	35,209	29,087	29,534
Total	117,090	103,381	89,172
OPERATING INCOME	139,357	119,069	98,806
INTEREST INCOME (EXPENSE)			
Interest income	2,066	1,162	1,006
Interest expense	(1,355)	(388)	(107)
Total	711	774	899
INCOME BEFORE INCOME TAXES	140,068	119,843	99,705
PROVISION FOR INCOME TAXES	50,145	44,342	37,390
NET INCOME	$ 89,923	$ 75,501	$ 62,315
Diluted net income per share	$ 0.96	$ 0.81	$ 0.68
Diluted weighted average shares outstanding	93,787	92,998	91,859
Basic net income per share	$ 0.98	$ 0.83	$ 0.70
Basic weighted average shares outstanding	91,484	90,891	89,325

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Per Share Data)

	JUNE 30,	
	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 74,139	$ 11,608
Investments, at amortized cost	2,181	993
Receivables	180,295	209,922
Prepaid expenses and other	24,402	14,986
Prepaid cost of product	22,228	20,439
Deferred income taxes	3,165	2,345
Total current assets	306,410	260,293
PROPERTY AND EQUIPMENT, net	251,632	243,191
OTHER ASSETS:		
Prepaid cost of product	15,191	10,413
Computer software, net of amortization	43,840	29,488
Other non-current assets	9,285	6,868
Customer relationships, net of amortization	63,162	68,475
Trade names	4,009	4,010
Goodwill	212,538	191,415
Total other assets	348,025	310,669
Total assets	$ 906,067	$ 814,153
LIABILITES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 14,525	$ 15,895
Accrued expenses	29,012	24,844
Accrued income taxes	3,312	3,239
Note payable and current maturities of capital lease	50,241	45,000
Deferred revenues	166,402	157,605
Total current liabilities	263,492	246,583
LONG TERM LIABILITIES:		
Deferred revenues	19,317	13,331
Deferred income taxes	47,430	37,085
Other long-term liabilities, net of current maturities	616	-
Total long term liabilities	67,363	50,416
Total liabilities	330,855	296,999
STOCKHOLDERS' EQUITY		
Preferred stock - $1 par value; 500,000 shares authorized, none issued	-	-
Common stock - $0.01 par value: 250,000,000 shares authorized; Shares issued at 06/30/06 were 93,955,663 Shares issued at 06/30/05 were 92,050,778	939	920
Additional paid-in capital	224,195	195,878
Retained earnings	401,849	330,308
Less treasury stock at cost 2,766,062 shares at 06/30/06, 553,300 shares at 06/30/05	(51,771)	(9,952)
Total stockholders' equity	575,212	517,154
Total liabilities and stockholders' equity	$ 906,067	$ 814,153

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands, Except Share and Per Share Data)

	YEAR ENDED JUNE 30,		
	2006	2005	2004
PREFERRED SHARES:	-	-	-
COMMON SHARES:			
Shares, beginning of year	92,050,778	90,519,856	90,519,856
Shares issued upon exercise of stock options	1,869,659	1,381,085	-
Shares issued for Employee Stock Purchase Plan	35,226	32,111	-
Shares issued in acquisition	-	117,726	-
Shares, end of year	93,955,663	92,050,778	90,519,856
COMMON STOCK - PAR VALUE $0.01 PER SHARE:			
Balance, beginning of year	$ 920	$ 905	$ 905
Shares issued upon exercise of stock options	19	14	-
Shares issued in acquisition	-	1	-
Balance, end of year	$ 939	$ 920	$ 905
ADDITIONAL PAID-IN CAPITAL:			
Balance, beginning of year	$ 195,878	$ 175,706	$ 169,299
Shares issued upon exercise of stock options	19,909	14,250	21,661
Shares issued for Employee Stock Purchase Plan	694	780	719
Shares issued in acquisition	-	2,240	-
Tax benefit on exercise of stock options	7,260	6,858	6,408
Stock-based compensation	454	-	-
Cost of treasury shares reissued	-	(3,956)	(22,381)
Balance, end of year	$ 224,195	$ 195,878	$ 175,706
RETAINED EARNINGS:			
Balance, beginning of year	$ 330,308	$ 271,433	$ 233,396
Net income	89,924	75,501	62,315
Reissuance of treasury shares	-	(1,170)	(10,870)
Dividends (2006- $0.20 per share; 2005-$0.17 per share; 2004-$0.15 per share)	(18,383)	(15,456)	(13,408)
Balance, end of year	$ 401,849	$ 330,308	$ 271,433
TREASURY STOCK:			
Balance, beginning of year	$ (9,952)	$ (5,126)	$ (38,377)
Purchase of treasury shares	(41,819)	(9,952)	-
Reissuance of treasury shares upon exercise of stock options	-	4,970	32,638
Reissuance of treasury shares for Employee Stock Purchase Plan	-	156	613
Balance, end of year	$ (51,771)	$ (9,952)	$ (5,126)
TOTAL STOCKHOLDERS' EQUITY	$ 575,212	$ 517,154	$ 442,918

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	YEAR ENDED JUNE 30,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 89,924	$ 75,501	$ 62,315
Adjustments to reconcile net income from continuing operations to cash from operating activities:			
Depreciation	33,442	29,795	26,790
Amortization	10,332	9,116	6,750
Deferred income taxes	8,291	5,275	5,588
Expense for stock-based compensation	454	-	-
Loss on disposal of property and equipment	269	1,058	2,293
Other, net	-	-	(69)
Changes in operating assets and liabilities, net of acquisitions:			
Receivables	30,413	(35,017)	(17,897)
Prepaid expenses, prepaid cost of product, and other	(18,625)	(7,015)	1,636
Accounts payable	(1,636)	5,160	(471)
Accrued expenses	3,450	3,303	3,414
Income taxes (including tax benefit of $6,858 in fiscal 2005 and $6,408 in fiscal 2004 from exercise of stock options)	2,563	4,190	11,787
Deferred revenues	10,561	16,909	10,673
Net cash from operating activities	169,438	108,275	112,809
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payment for acquisitions, net	(20,745)	(119,501)	(48,288)
Capital expenditures	(45,396)	(58,046)	(49,141)
Purchase of investments	(4,519)	(4,976)	(3,991)
Proceeds from sale of property and equipment	4,255	170	971
Proceeds from investments	5,037	5,000	4,633
Computer software developed	(16,079)	(7,846)	(4,409)
Other, net	257	137	188
Net cash from investing activities	(77,190)	(185,062)	(100,037)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock upon exercise of stock options	19,928	14,264	21,661
Proceeds from sale of common stock, net	694	781	719
Note payable	5,120	45,000	-
Excess tax benefits from stock-based compensation	4,743	-	-
Purchase of treasury stock	(41,819)	(9,952)	-
Dividends paid	(18,383)	(15,456)	(13,408)
Net cash from financing activities	(29,717)	34,637	8,972
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 62,531	$ (42,150)	$ 21,744
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$ 11,608	$ 53,758	$ 32,014
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 74,139	$ 11,608	$ 53,758

See notes to consolidated financial statements.

(In Thousands, Except Share and Per Share Amounts)

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY

Jack Henry & Associates, Inc. and Subsidiaries ("JHA" or the "Company") is a leading provider of integrated computer systems that has developed and acquired a number of banking and credit union software systems. The Company's revenues are predominately earned by marketing those systems to financial institutions nationwide together with computer equipment (hardware) and by providing the conversion and software implementation services for a financial institution to utilize a JHA software system. JHA also provides continuing support and services to customers using in-house or outsourced systems.

CONSOLIDATION

The consolidated financial statements include the accounts of JHA and all of its subsidiaries, which are wholly-owned, and all significant inter-company accounts and transactions have been eliminated.

STOCK-BASED COMPENSATION

Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (R), "Share-Based Payment", ("SFAS 123(R)"), a revision of SFAS 123, using the modified prospective application transition method. SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the consolidated statements of income, in lieu of pro forma disclosures as provided above. The Company will continue to use the Black-Scholes option pricing model used under SFAS 123 for the purposes of determining compensation expense related to options granted. The adoption of SFAS 123(R) did not have a significant impact on our financial position or our results of operations. Prior to the adoption of SFAS 123(R), benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS 123(R) requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. The Company has calculated its additional paid in capital pool ("APIC pool") based on the actual income tax benefits received from exercises of stock options granted after the effective date of SFAS 123 using the long method. The APIC pool is available to absorb any tax deficiencies subsequent to the adoption of SFAS 123(R). At June 30, 2006, the APIC pool was $27,349.

Prior to July 1, 2005, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), no compensation expense was recorded for stock options. The Company provides below the pro forma net income disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123").

		Year Ended June 30, 2005	2004
Net income, as reported		$ 75,501	$ 62,315
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		1,614	7,187
Pro forma net income		$ 73,887	$ 55,128
Diluted net income per share	As reported	$ 0.81	$ 0.68
	Pro forma	$ 0.79	$ 0.60
Basic net income per share	As reported	$ 0.83	$ 0.70
	Pro forma	$ 0.81	$ 0.62

If the Company had adopted SFAS 123(R) for fiscal years 2005 and 2004, net cash from financing activities would have been increased by $4,084 and $3,151 for the years ended June 30, 2005 and 2004, respectively and net cash from operating activities would have decreased by $4,084 and $3,151 for the same periods, respectively.

On June 29, 2005, the Board of Directors approved the immediate vesting of all stock options previously granted under the 1996 Stock Option Plan ("1996 SOP") that had exercise prices higher than the market price on such date. As a result of this action, the vesting of 201,925 options was accelerated by an average of 15 months. No other changes to these options were made. The weighted average exercise price of these accelerated options was $21.15, and exercise prices of the affected options range from $18.64 to $25.00. The accelerated options constituted only 2.1% of the company's outstanding options, at the date of the acceleration. No options held by any directors or executive officers of the Company were accelerated or affected in any manner by this action.

The purpose of accelerating vesting of the options was to enable to Company to reduce the impact of recognizing future compensation expense associated with these options upon adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). The aggregate pre-tax expense for the shares subject to acceleration that, absent the acceleration of vesting, would have been reflected in the Company's consolidated financial statements beginning in fiscal 2006 was estimated to be a total of approximately $802 (approximately $510 in fiscal 2006, approximately $185 in fiscal 2007, approximately $89 in fiscal 2008 and approximately $18 in fiscal 2009). These estimates are not adjusted for any actual or estimated future forfeitures.

The weighted-average fair value of options granted during fiscal 2006, fiscal 2005 and fiscal 2004 was $10.13, $6.97, and $7.43, respectively. The only options granted during fiscal 2006 were to non-employee members of the Company's board of directors. The assumptions used in estimating fair value and resulting compensation expenses are as follows:

	Year Ended June 30,		
	2006	2005	2004
Weighted Average Assumptions:			
Expected life (years)	7.65	3.53	3.88
Volatility	42%	48%	53%
Risk free interest rate	4.4%	3.1%	1.6%
Dividend yield	0.89%	0.88%	0.75%

The option pricing model assumptions such as expected life, volatility, risk-free interest rate, and dividend yield impact the fair value estimate. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions were based on or determined from external data (for example, the risk-free interest rate) and other assumptions were derived from our historical experience with share-based payment arrangements (e.g., volatility, expected life and dividend yield). The appropriate weight to place on historical experience is a matter of judgment, based on relevant facts and circumstances.

Our net income for the year ended June 30, 2006 includes $454 of stock-based compensation costs.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company derives revenue from the following sources: license fees, support and service fees and hardware sales. There are no rights of return, condition of acceptance or price protection in the Company's sales contracts.

License Fee Revenue: For software license agreements that do not require significant modification or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the license fee is fixed and determinable and collection is probable. The Company's software license agreements generally include multiple products and services or "elements." None of these elements are deemed to be essential to the functionality of the other elements. Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence ("VSOE") of fair value. Fair value is determined for license fees based upon the price charged when sold separately or, if the product is not yet sold separately, the price determined by management with relevant authority. In the event that we determine that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized using the residual method allowed by SOP 98-9, "Software Revenue Recognition, with Respect to Certain Transactions". Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Support and Service Fee Revenue: Implementation services are generally for installation, training, implementation, and configuration. These services are not considered essential to the functionality of the related software. VSOE of fair value is established by pricing used when these services are sold separately or, if the services are not yet sold separately, the price determined by management with relevant authority. Generally revenue is recognized when services are completed. On certain larger implementations, revenue is recognized based on milestones during the implementation. Milestones are triggered by tasks completed or based on direct labor hours.

Maintenance support revenue is recognized pro-rata over the contract period, typically one year. VSOE of fair value is determined based on contract renewal rates.

Outsourced data processing and ATM, debit card, and other transaction processing services revenue is recognized in the month the transactions are processed or the services are rendered.

Hardware Revenue: Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. In most cases, we do not stock in inventory the hardware products we sell, but arrange for third-party suppliers to drop-ship the products to our customers on our behalf. For these transactions, the Company follows the guidance provided in Emerging Issues Task Force Issue ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Based upon the indicators provided within this consensus, the Company records the revenue related to our drop-ship transactions at gross and the related costs are included in cost of hardware. The Company also remarkets maintenance contracts on hardware to our customers. Hardware maintenance revenue is recognized ratably over the agreement period.

PREPAID COST OF PRODUCT

Costs for remarketed hardware and software maintenance contracts, which are prepaid, are recognized ratably over the life of the contract, generally one to five years, with the related revenue amortized from deferred revenues.

DEFERRED REVENUES

Deferred revenues consist primarily of prepaid annual software support fees and prepaid hardware maintenance fees. Hardware maintenance contracts are multi-year; therefore, the deferred revenue and maintenance are classified in accordance with the terms of the contract. Software and hardware deposits received are also reflected as deferred revenues.

COMPUTER SOFTWARE DEVELOPMENT

The Company capitalizes new product development costs incurred from the point at which technological feasibility has been established through the point at which the product is ready for general availability. Software development costs that are capitalized are evaluated on a product-by-product basis annually and are assigned an estimated economic life based on the type of product, market characteristics, and maturity of the market for that particular product. The Company's amortization policy for these capitalized costs is to amortize the costs in accordance with SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". Generally, these costs are amortized based on current and estimated future revenue from the product or on a straight-line basis, whichever yields greater amortization expense.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

INVESTMENTS

The Company invests its cash that is not required for current operations primarily in U.S. government securities, money market accounts and certificates of deposit. The Company has the positive intent and ability to hold its debt securities until maturity and accordingly, these securities are classified as held-to-maturity and are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity. The held-to-maturity securities typically mature in less than one year. Interest on investments in debt securities is included in income when earned.

The amortized cost of held-to-maturity securities is $2,181 and $993 at June 30, 2006 and 2005, respectively. Fair values of these securities did not differ significantly from amortized cost due to the nature of the securities and minor interest rate fluctuations during the periods.

PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment is stated at cost and depreciated principally using the straight-line method over the estimated useful lives of the assets.

Intangible assets consist of goodwill, customer relationships, computer software, and trade names acquired in business acquisitions in addition to internally developed computer software. The amounts are amortized, with the exception of goodwill and trade names, over an estimated economic benefit period, generally five to twenty years, using the straight-line method.

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable. The Company evaluates goodwill and trade names for impairment of value on an annual basis and between annual tests if events or changes in circumstances indicate that the asset might be impaired.

COMPREHENSIVE INCOME

Comprehensive income for each of the years ended June 30, 2006, 2005 and 2004 equals the Company's net income.

BUSINESS SEGMENT INFORMATION

In accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information", the Company's operations are classified as two business segments: bank systems and services and credit union systems and services (see Note 13). Revenue by type of product and service is presented on the face of the consolidated statements of income. Substantially all the Company's revenues are derived from operations and assets located within the United States of America.

COMMON STOCK

In 2001, the Company's Board of Directors approved a stock buyback of the Company's common stock of up to 3.0 million shares, and approved an increase to 6.0 million shares in 2002. Through fiscal 2004, a total of 3,009,384 shares had been repurchased by the Company under these authorizations. Repurchases through fiscal 2004 were funded with cash from operations.

During fiscal 2004, there were 2,009,694 shares and 37,776 shares reissued from treasury stock for the shares exercised under the employee stock option plan and purchased under the employee stock purchase plan, respectively. At June 30, 2004, there were 315,651 shares remaining in treasury stock.

During fiscal 2005, there were 306,027 shares and 9,624 shares reissued from treasury stock for the shares exercised under the employee stock option plan and purchased under the employee stock purchase plan, respectively.

In April 2005, the Board of Directors increased the existing stock repurchase authorization by 2.0 million shares to 8.0 million shares. Under this authorization, the Company may finance its share repurchases with available cash reserves or short-term borrowings on its existing credit facility. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. During the year ended June 30, 2005, 553,300 shares were repurchased for $9,952.

During the year ended June 30, 2006, 2,212,762 shares were repurchased for $41,819. At June 30, 2006, there were 2,766,062 shares remaining in treasury stock and the Company had the remaining authority to repurchase up to 2,224,554 shares.

INCOME PER SHARE

Per share information is based on the weighted average number of common shares outstanding during the year. Stock options have been included in the calculation of income per diluted share to the extent they are dilutive. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of outstanding stock options (see Note 10).

INCOME TAXES

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance would be established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued FASB Staff Position No. 109-1, *"Application of FASB Statement No. 109 ("SFAS 109"), Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004"* ("FSP 109-1"). FSP 109-1 clarifies the manufacturer's deduction provided for under the American Jobs Creation Act of 2004 ("AJCA") should be accounted for as a special deduction in accordance with SFAS 109. Pursuant to the AJCA, the deduction for qualified production activities is effective for the Company's fiscal year ending June 30, 2006. The effect of the estimated deduction to be taken in the 2006 consolidated federal income tax return is expected to result in approximately $527 of tax benefit for the fiscal year ended June 30, 2006.

In May 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No.3"* ("SFAS 154"). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the accounting principle. SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. The Company will comply with the provisions of SFAS 154 when applicable.

In June 2006, the FASB issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for the Company beginning July 1, 2007. The Company is currently evaluating the impact of this Interpretation.

NOTE 2: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values for held-to-maturity securities are based on quoted market prices. For all other financial instruments, including amounts receivable or payable and short-term and long-term borrowings, fair values approximate carrying value, based on the short-term nature of the assets and liabilities and the variability of the interest rates on the borrowings.

NOTE 3: PROPERTY AND EQUIPMENT

The classification of property and equipment, together with their estimated useful lives is as follows:

	June 30,		
	2006	2005	Estimated Useful Life
Land	$ 18,174	$ 15,598	
Land improvements	18,163	17,873	5-20 years
Buildings	90,916	80,790	25-30 years
Leasehold improvements	18,985	16,140	5-10 years [1]
Equipment and furniture	150,665	133,931	5-8 years
Aircraft and equipment	41,499	50,523	8-10 years
Construction in progress	12,637	19,681	
	351,039	334,536	
Less accumulated depreciation	99,407	91,345	
Propery and equipment, net	$ 251,632	$ 243,191	

[1]Lesser of lease term or economic life

At June 30, 2006 and 2005, the Company had commitments of approximately $3,400 and $4,600, respectively, to purchase property and equipment.

NOTE 4: OTHER ASSETS

Changes in the carrying amount of goodwill for the years ended June 30, 2006 and 2005, by reportable segments, are:

	Banking Systems and Services	Credit Union Systems and Services	Total
Balance, as of July 1, 2004	$ 65,899	$ 17,229	$ 83,128
Goodwill acquired during the year	100,718	7,569	108,287
Balance, as of June 30, 2005	166,617	24,798	191,415
Goodwill acquired during the year	21,123	-	21,123
Balance, as of June 30, 2006	**$ 187,740**	**$ 24,798**	**$ 212,538**

The Banking Systems and Services segment additions for fiscal 2006 relate primarily to the acquisition of Profitstar, Inc., with additional amounts relating to earn-out payments made on earlier acquisitions. The additions for fiscal 2005 relate to various acquisitions. See Note 12-Business Acquisitions for further details.

Information regarding other identifiable intangible assets is as follows:

	June 30,					
	2006			2005		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Customer relationships	$ 110,664	$ (47,502)	$ 63,162	$ 109,244	$ (40,769)	$ 68,475
Trade names	4,009	-	4,009	4,010	-	4,010
Totals	$ 114,673	$ (47,502)	$ 67,171	$ 113,254	$ (40,769)	$ 72,485

Trade names have been determined to have indefinite lives and are not amortized. Customer relationships have lives ranging from five to 20 years.

Computer software includes the unamortized cost of software products developed or acquired by the Company, which are capitalized and amortized over five to ten years.

Following is an analysis of the computer software capitalized:

	Carrying Amount	Accumulated Amortization	Total
Balance, July 1, 2004	$ 26,454	$ (8,072)	$ 18,382
Acquired software	6,666	-	6,666
Disposals	(3,580)	3,401	(179)
Capitalizated development cost	7,846	-	7,846
Amortization expense	-	(3,227)	(3,227)
Balance, June 30, 2005	37,386	(7,898)	29,488
Acquired software	**1,872**	**-**	**1,872**
Disposals	**(1,228)**	**1,228**	**-**
Capitalizated development cost	**16,079**	**-**	**16,079**
Amortization expense	**-**	**(3,599)**	**(3,599)**
Balance, June 30, 2006	**$ 54,109**	**$ (10,269)**	**$ 43,840**

Amortization expense for all intangible assets was $10,332, $9,116 and $6,750 for the fiscal years ended June 30, 2006, 2005, and 2004, respectively. The estimated aggregate future amortization expense for each of the next five years for all intangible assets remaining as of June 30, 2006, is as follows:

Year	Customer Relationships	Software	Total
2007	$ 5,941	$ 3,742	$ 9,683
2008	5,847	3,282	9,129
2009	5,722	2,180	7,902
2010	5,171	1,460	6,631
2011	4,682	1,219	5,901

NOTE 5: DEBT

The Company obtained a bank credit line on April 28, 2006 which provides for funding of up to $5,000 and bears interest at the prime rate less 1% (8.25% at June 30, 2006). The credit line matures on April 30, 2008. At June 30, 2006, no amount was outstanding.

The Company renewed a credit line on March 22, 2006 which provides for funding of up to $8,000 and bears interest at the prime rate (8.25% at June 30, 2006). The credit line expires March 22, 2007 and is secured by $1,000 of investments. There were no outstanding amounts at June 30, 2006 or 2005.

The Company obtained an unsecured revolving bank credit facility on April 19, 2005 which allows borrowing of up to $150,000, which may be increased by the Company at any time until April 2008 to $225,000. The unsecured revolving bank credit facility bears interest at a rate equal to (a) LIBOR or (b) an alternate base rate (the greater of (a) the Federal Funds Rate plus 1/2% or (b) the Prime Rate), plus an applicable percentage in each case determined by the Company's leverage ratio. The unsecured revolving credit line terminates April 19, 2010. At June 30, 2006, the outstanding revolving bank credit facility balance was $50,000 ($25,000 at 6.20% and $25,000 at 6.21% at June 30, 2006).

During fiscal year 2006, a capital lease obligation of $737 was incurred when the Company entered into a lease for the use of certain computer equipment. At June 30, 2006, $662 was outstanding, of which $241 is included in current maturities. Maturities of capital lease payments by fiscal year are $241 in fiscal 2007, $241 in fiscal 2008 and $180 in fiscal 2009.

The Company paid interest of $1,439, $171, and $107 in 2006, 2005, and 2004, respectively.

NOTE 6: LEASE COMMITMENTS

The Company leases certain property under operating leases which expire over the next six years. All operating leases are non-cancelable. All lease payments are based on the lapse of time but include, in some cases, payments for operating expenses and property taxes. There are no purchase options on real estate leases at this time, but most real estate leases have one or more renewal options. Certain leases on real estate are subject to annual escalations for increases in operating expenses and property taxes.

As of June 30, 2006, net future minimum lease payments under non-cancelable terms are as follows:

Years Ending June 30,	Real Estate Leases
2007	$ 4,760
2008	4,154
2009	3,248
2010	2,293
2011	1,195
Thereafter	40
Total	$ 15,690

Rent expense for all operating leases amounted to $5,372, $4,169, and $4,233 in 2006, 2005, and 2004, respectively.

NOTE 7: INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended June 30,		
	2006	2005	2004
Current:			
Federal	$ 38,385	$ 35,221	$ 28,096
State	3,469	3,846	3,706
Deferred:			
Federal	7,831	4,982	5,306
State	460	293	282
	$ 50,145	$ 44,342	$ 37,390

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	June 30,	
	2006	2005
Deferred tax assets:		
Carryforwards (operating losses)	$ 601	$ 2,797
Expense reserves (bad debts, insurance, franchise tax and vacation)	2,531	1,481
Intangible assets	1,070	615
Other, net	802	866
	5,004	5,759
Deferred tax liabilities:		
Accelerated tax depreciation	(25,856)	(25,336)
Accelerated tax amortization	(23,412)	(15,163)
	(49,268)	(40,499)
Net deferred tax liability	$ (44,264)	$ (34,740)

The deferred taxes are classified on the balance sheets as follows:

	June 30,	
	2006	2005
Deferred income taxes (current)	$ 3,165	$ 2,345
Deferred income taxes (long-term)	(47,430)	(37,085)
	$ (44,265)	$ (34,740)

The following analysis reconciles the statutory federal income tax rate to the effective income tax rates reflected above:

	Year Ended June 30,		
	2006	2005	2004
Computed "expected" tax expense (benefit)	35.0%	35.0%	35.0%
Increase (reduction) in taxes resulting from:			
State income taxes,			
net of federal income tax benefits	2.0%	2.2%	2.2%
Research and development credit	-1.0%	-1.5%	-1.5%
Permanent book/tax differences	-0.5%	0.5%	0.4%
Other (net)	0.3%	0.7%	1.4%
	35.8%	37.0%	37.5%

Net operating loss carryforwards of $5,514 (from acquisitions) expire through the year 2024. $3,891 is available for use in the Company's June 30, 2006 federal income tax returns leaving $1,623 available for subsequent years. The Company paid income taxes of $34,301, $34,891, and $20,314 in 2006, 2005, and 2004, respectively.

The Company's federal income tax returns for the years ended June 30, 1999 - June 30, 2001 have been examined by the Internal Revenue Service ("IRS"). The Company appealed certain proposed adjustments. The appeal was settled in fiscal 2006.

NOTE 8: INDUSTRY AND SUPPLIER CONCENTRATIONS

The Company sells its products to banks, credit unions, and financial institutions throughout the United States and generally does not require collateral. All billings to customers are due net 30 days from date of billing. Reserves (which are insignificant at June 30, 2006 and 2005) are maintained for potential credit losses.

In addition, the Company purchases most of its computer hardware and related maintenance for resale in relation to installation of JHA software systems from two suppliers. There are a limited number of hardware suppliers for these required materials. If these relationships were terminated, it could have a significant negative impact on the future operations of the Company.

NOTE 9: STOCK OPTION PLANS

The Company currently issues options under two stock option plans: the 1996 Stock Option Plan ("1996 SOP") and the Non-Qualified Stock Option Plan ("NSOP").

1996 SOP

The 1996 SOP was adopted by the Company on October 29, 1996, for its employees. Terms and vesting periods of the options are determined by the Compensation Committee of the Board of Directors when granted and for options outstanding include vesting periods up to four years. Shares of common stock are reserved for issuance under this plan at the time of each grant, which must be at or above fair market value of the stock at the grant date. The options terminate 30 days after termination of employment, three months after retirement, one year after death or 10 years after grant. In October 2002, the stockholders approved an increase in the number of stock options available from 13.0 million to 18.0 million shares.

On April 11, 2003, the Company granted approximately 3,670,000 stock options to approximately 2,100 full time employees, or 94% of all full time employees as of that date. The options were issued at the exercise price of $10.84 per share, which represented the fair market value of the stock as of that date and vest in two equal portions based on stock price performance or on specific dates. The two portions vested and became fully exercisable when the Company's common stock achieved a closing market price of 125% or more and 150% or more, respectively, of the exercise price for 10 consecutive trading days. Such options fully vested during the first quarter of fiscal 2004. As of June 30, 2005, there were 2,344,533 shares available for future grants under the plan from the 18,000,000 shares approved by the stockholders.

On June 29, 2005, the Board of Directors approved the immediate vesting of all stock options previously granted under the 1996 SOP that had exercised prices higher than the market price on such date (See Note 1).

NSOP

The NSOP was adopted by the Company on September 23, 2005, for its outside directors. Options are exercisable beginning six months after grant at an exercise price equal to 100% of the fair market value of the stock at the grant date. The options terminate upon surrender of the option, upon the expiration of one year following notification of a deceased optionee, or 10 years after grant. 700,000 shares of common stock have been reserved for issuance under this plan with a maximum of 100,000 for each director. As of June 30, 2006, there were 660,000 shares available for future grants under the plan.

A summary of option plan activity under the plans is as follows:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding July 1, 2003	13,300,254	$13.19	
Granted	192,167	18.65	
Forfeited	(98,391)	21.59	
Exercised	(2,009,694)	10.78	
Outstanding June 30, 2004	11,384,336	13.64	
Granted	224,300	18.56	
Forfeited	(155,127)	19.70	
Exercised	(1,687,112)	8.43	
Outstanding June 30, 2005	9,766,397	14.55	
Granted	**40,000**	**18.47**	
Forfeited	**(236,345)**	**21.23**	
Exercised	**(1,869,659)**	**10.58**	
Outstanding June 30, 2006	**7,700,393**	**$15.34**	**$39,309**
Exercisable June 30, 2006	**7,582,753**	**$15.30**	**$39,069**

As of June 30, 2006, there was $582 of total unrecognized compensation costs related to stock options that have not yet vested. These costs are expected to be recognized over a weighted average period of 3.0 years.

For the year ended June 30, 2005, 306,027 shares and 9,624 shares were reissued from treasury stock for shares exercised in the employee stock option plan and the employee stock purchase plan (See Note 11), respectively.

For the year ended June 30, 2004, 2,009,694 shares and 37,776 shares were reissued from treasury stock for shares exercised in the employee stock option plan and the employee stock purchase plan (See Note 11), respectively.

Following is an analysis of stock options outstanding and exercisable as of June 30, 2006:

Range of Exercise Prices	Shares		Weighted-Average Remaining Contractural Life in Years	Weighted-Average Exercise Price	
	Outstanding	Exercisable	Outstanding	Outstanding	Exercisable
$ 6.03 - $10.75	1,480,434	1,480,434	2.11	$ 8.19	$ 8.19
$10:76 - $10.84	1,393,707	1,393,707	6.78	10.84	10.84
$10.85 - $16.49	233,450	223,013	4.21	12.09	12.04
$16.50 - $16.88	2,780,510	2,780,510	3.76	16.88	16.88
$16.89 - $25.65	1,373,292	1,266,089	5.73	21.09	21.35
$25.66 - $31.00	439,000	439,000	4.81	27.70	27.70
$ 6.03 - $31.00	7,700,393	7,582,753	4.41	$ 15.34	$ 15.30

Cash received from stock option exercises for the year ended June 30, 2006 was $19,928. The income tax benefits from stock option exercises totaled $7,260 for the year ended June 30, 2006.

The total intrinsic value of options exercised was $19,622 and $18,239 for the fiscal years ended June 30, 2006 and 2005, respectively.

RESTRICTED STOCK PLAN

The Restricted Stock Plan was adopted by the Company on November 1, 2005, for its employees. Up to 3,000,000 shares of common stock are available for issuance under the plan. Upon issuance, shares of restricted stock are subject to forfeiture and to restrictions which limit the sale or transfer of the shares during the restriction period. As of June 30, 2006, no restricted stock has been issued.

NOTE 10: EARNINGS PER SHARE

The following table reflects the reconciliation between basic and diluted net income per share:

	Year Ended June 30,								
	2006			2005			2004		
	Net Income	Weighted Average Shares	Per Share Amount	Net Income	Weighted Average Shares	Per Share Amount	Net Income	Weighted Average Shares	Per Share Amount
Basic Income Per Share: Net income available to common stockholders	$ 89,924	91,484	$ 0.98	$75,501	90,891	$0.83	$62,315	89,325	$0.70
Effect of dilutive securities: Stock options	-	2,303	(0.02)	-	2,107	(0.02)	-	2,534	(0.02)
Diluted Income Per Share: Net income available to common stockholders	$ 89,924	93,787	$0.96	$75,501	92,998	$0.81	$62,315	91,859	$0.68

Stock options to purchase approximately 1,504,811 shares for fiscal 2006, 1,791,614 shares for fiscal 2005, and 1,758,583 shares for fiscal 2004, were not dilutive and therefore, were not included in the computations of diluted income per common share amounts.

NOTE 11: EMPLOYEE BENEFIT PLANS

The Company established an employee stock purchase plan in 1996. The plan allows the majority of employees the opportunity to directly purchase shares of the Company. Purchase prices for all participants are based on the closing bid price on the last business day of the month.

The Company has a defined contribution plans for its employees, the 401(k) Retirement Savings Plan (the "Plan"). The plan is subject to the Employee Retirement Income Security Act of 1975 ("ERISA") as amended. Under the Plan, the Company matches 100% of full time employee contributions up to 5% of compensation subject to a maximum of $5 per year. Employees must be 18 years of age and be employed for at least six months. The Company has the option of making a discretionary contribution; however, none has been made for any of the three most recent fiscal years. The total matching contributions for the Plan were $6,530, $5,212, and $4,487 for fiscal 2006, 2005, and 2004, respectively.

The Company also had an Employee Stock Ownership Plan (the "ESOP" Plan), which it terminated as of January 1, 2005. No contribution had been made to the ESOP Plan for any of the three most recent fiscal years.

NOTE 12: BUSINESS ACQUISITIONS

Fiscal 2006 Acquisition:

On November 1, 2005, the Company acquired all of the capital stock of Profitstar, Inc. ("Profitstar"). Profitstar is a leading provider of asset/liability management, risk management, profitability accounting and financial planning software and related services to banks, credit unions and other financial institutions. The purchase price for Profitstar, $19,317 paid in cash, was preliminarily allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of ($4,905) to working capital, $1,233 to deferred tax liability, $1,871 to capitalized software, $1,420 to customer relationships, and $19,698 to goodwill. The acquired goodwill has been allocated to the bank segment. On August 15, 2006, the Company and the former shareholders of Profitstar, Inc. jointly made a Section 338(h)(10) election for this acquisition. This election allows treatment of this acquisition as an asset acquisition, which permits the Company to amortize the capitalized software, customer relationships and goodwill for tax purposes. This election is expected to increase goodwill by $720 due to the elimination of previously recorded deferred tax liabilities and to additional consideration paid to the former shareholders of Profitstar, Inc.

Fiscal 2005 Acquisitions:

On March 2, 2005, the Company acquired all of the membership interests in Tangent Analytics, LLC, ("Tangent"), a developer of business intelligence software systems. The purchase price for Tangent, $4,000 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of ($140) to working capital, $89 to deferred tax liability, $241 to capitalized software and $4,128 to goodwill. Contingent purchase consideration of up to $4,042 may be paid over the next two years based upon Tangent's earnings before interest, depreciation, taxes and amortization. In fiscal 2006, $958 was paid to the former members of Tangent as part of this contingent consideration. This amount was included in goodwill at June 30, 2006. The acquired goodwill has been allocated to the bank segment and is deductible for federal income tax.

Effective January 1, 2005, the Company acquired all of the membership interests in RPM Intelligence, LLC, doing business as Stratika ("Stratika"). Stratika provides customer and product profitability solutions for financial institutions. The purchase price for Stratika, $6,241 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $9 to working capital, $156 to deferred tax liability, $422 to capitalized software and $5,963 to goodwill. Contingent purchase consideration of up to $9,752 may be paid over the next two years based upon the net operating income of Stratika. In fiscal 2006, $248 was paid to the former members of Stratika as part of this contingent consideration. This amount was included in goodwill at June 30, 2006. The acquired goodwill has been allocated to the bank segment and is deductible for federal income tax.

On December 17, 2004, the Company acquired certain assets of SERSynergy™ ("Synergy"), a division of SER Solutions, Inc. Synergy is a market leader for intelligent document management for financial institutions. The purchase price for Synergy, $34,466 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of ($3,216) to working capital, $248 to deferred tax liability, $2,541 to capitalized software, $6,145 to customer relationships, and $29,243 to goodwill. The acquired goodwill has been allocated to the bank segment and is deductible for federal income tax.

Effective December 1, 2004, the Company acquired the capital stock of TWS Systems, Inc. and three affiliated corporations (collectively "TWS"). TWS is a leading provider of image-based item processing solutions for credit unions. The purchase price for TWS, $10,885 paid in cash, was allocated to the assets and liabilities acquired, based on then estimated fair values at the acquisition date, resulting in an allocation of ($157) to working capital, 1,759 to deferred tax liability, $2,110 to capitalized software, $2,645 to customer relationships, and $7,569 to goodwill. The acquired goodwill has been allocated to the credit union segment and is non-deductible for federal income tax.

On November 23, 2004, the Company acquired the capital stock of Optinfo, Inc. ("Optinfo"). Optinfo is a leading provider of enterprise exception management software and services. The purchase price for Optinfo, $12,927 paid in cash and $2,240 of vested options to acquire common stock, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $705 to working capital, $1,346 to deferred tax asset, $156 to deferred tax liability, $421 to capitalized software, and $12,806 to goodwill. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

Effective October 1, 2004, the Company acquired the capital stock of Verinex Technologies, Inc. ("Verinex"). Verinex is a leading developer and integrator of biometric security solutions. The purchase price for Verinex, $35,000 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $574 to working capital, $1,729 to deferred tax liability, $464 to capitalized software, $4,208 to customer relationships, and $31,457 to goodwill. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

Effective October 1, 2004, the Company acquired Select Payment Processing, Inc. ("SPP") by merger. SPP is a provider of an innovative electronic payment processing solution for financial institutions. The purchase price for SPP, $12,000 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $7 to working capital, $938 to deferred tax asset, $1,729 to deferred tax liability, $467 to capitalized software and $10,570 to goodwill. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

On September 1, 2004, the Company acquired Banc Insurance Services, Inc. ("BIS") in Massachusetts. BIS is a provider of turnkey outsourced insurance agency solutions for financial institutions. The purchase price for BIS, $6,700 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $56 to working capital and $6,549 to goodwill. Contingent purchase consideration may be paid over the next four years based upon BIS gross revenues which could result in additional allocations to goodwill of up to $13,181. In fiscal 2006, $219 was paid to the former owners of BIS as part of this agreement. This amount was included in goodwill at June 30, 2006. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

The accompanying consolidated statements of income for the fiscal year ended June 30, 2006 and 2005 do not include any revenues and expenses related to these acquisitions prior to the respective closing dates of each acquisition. The following unaudited pro forma consolidated financial information is presented as if these acquisitions had occurred at the beginning of the periods presented. In addition, this unaudited pro forma financial information is provided for illustrative purposes only and should not be relied upon as necessarily being indicative of the historical results that would have been obtained if these acquisitions had actually occurred during those periods, or the results that may be obtained in the future as a result of these acquisitions.

Pro Forma (unaudited)	Year Ended June 30,	
	2006	2005
Revenue	$ 596,305	$ 563,746
Gross profit	259,338	237,458
Net Income	$ 90,398	$ 79,495
Earnings per share - diluted	$ 0.96	$ 0.85
Diluted shares	93,787	92,998
Earnings per share - basic	$ 0.99	$ 0.87
Basic shares	91,484	90,891

Fiscal 2004 Acquisitions

On February 2, 2004, the Company acquired all of the common stock of Yellow Hammer Software, Inc. ("YHS"). The purchase price for YHS, $19,769 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in the allocation of ($637) to working capital, $706 to capitalized software, $1,200 to customer relationships, $17,737 to goodwill and $330 to trade names. The acquired goodwill was allocated to the bank segment and is non-deductible for federal income tax.

On February 19 and April 1, 2004, the Company acquired specific assets consisting of a suite of Automated Clearing House payment products. The purchase price for ACH, $6,100 paid in cash, was allocated as follows: ($39) to working capital, $4,837 to goodwill, $1,000 to non-compete which is included in customer relationships, and $304 to capitalized software. The acquired goodwill was allocated to the bank segment and is non-deductible for federal income tax.

On May 1, 2004, the Company acquired all of the outstanding stock of e-ClassicSystems, Inc. ("e-Classic"). The purchase price for e-Classic, $15,000 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in the allocation of ($7) to working capital, $1,493 to capitalized software, $990 to customer relationships, and $11,383 to goodwill. The acquired goodwill was allocated to the bank segment and is non-deductible for federal income tax.

On June 1, 2004, the Company acquired specific assets consisting of a suite of regulatory reporting products. The purchase price, $8,000 paid in cash, was allocated as follows: ($1,164) to working capital, $4,629 to goodwill, $3,852 to customer relationships and $690 to capitalized software. The acquired goodwill was allocated to the bank segment and is deductible for federal income tax.

NOTE 13: BUSINESS SEGMENT INFORMATION

The Company is a leading provider of integrated computer systems that perform data processing (available for in-house or service bureau installations) for banks and credit unions. The Company's operations are classified into two business segments: bank systems and services ("Bank") and credit union systems and services ("Credit Union"). The Company evaluates the performance of its segments and allocates resources to them based on various factors, including prospects for growth, return on investment, and return on revenue.

	For the Year Ended June 30, 2006		
	Bank	Credit Union	Total
REVENUE			
License	$ 66,165	$ 17,849	$ 84,014
Support and service	354,210	71,451	425,661
Hardware	62,511	20,019	82,530
Total	482,886	109,319	592,205
COST OF SALES			
Cost of license	1,671	1,046	2,717
Cost of support and service	221,300	51,083	272,383
Cost of hardware	45,098	15,560	60,658
Total	268,069	67,689	335,758
GROSS PROFIT	$214,817	$ 41,630	$256,447

	For the Year Ended June 30, 2005		
	Bank	Credit Union	Total
REVENUE			
License	$ 53,563	$ 28,811	$ 82,374
Support and service	305,696	58,380	364,076
Hardware	69,436	19,977	89,413
Total	428,695	107,168	535,863
COST OF SALES			
Cost of license	2,402	3,145	5,547
Cost of support and service	196,140	47,957	244,097
Cost of hardware	48,361	15,408	63,769
Total	246,903	66,510	313,413
GROSS PROFIT	$181,792	$ 40,658	$222,450

	For the Year Ended June 30, 2004		
	Bank	Credit Union	Total
REVENUE			
License	$ 38,338	$ 24,255	$ 62,593
Support and service	268,249	43,038	311,287
Hardware	75,497	18,038	93,535
Total	382,084	85,331	467,415
COST OF SALES			
Cost of license	2,444	2,294	4,738
Cost of support and service	171,359	36,371	207,730
Cost of hardware	53,635	13,334	66,969
Total	227,438	51,999	279,437
GROSS PROFIT	$154,646	$ 33,332	$187,978

	For the Year Ended June 30,		
	2006	2005	2004
Depreciation expense, net			
Bank systems and services	$ 30,818	$ 27,248	$ 25,970
Credit Unions systems and services	2,624	2,547	820
Total	$ 33,442	$ 29,795	$ 26,790
Amortization expense, net			
Bank systems and services	$ 8,421	$ 7,356	$ 5,301
Credit Unions systems and services	1,911	1,760	1,449
Total	$ 10,332	$ 9,116	$ 6,750
Capital expenditures, net			
Bank systems and services	$ 43,681	$ 49,360	$ 23,505
Credit Unions systems and services	1,715	8,686	25,636
Total	$ 45,396	$ 58,046	$ 49,141

	For the Year Ended June 30,	
	2006	2005
Property and equipment, net		
Bank systems and services	$ 217,438	$ 208,541
Credit Unions systems and services	34,194	34,650
Total	$ 251,632	$ 243,191
Identified intangible assets, net		
Bank systems and services	$ 271,259	$ 241,054
Credit Unions systems and services	52,290	52,334
Total	$ 323,549	$ 293,388

The Company has not disclosed any additional asset information by segment, as the information is not produced internally and its preparation is impracticable.

NOTE 14: SUBSEQUENT EVENTS

On August 24, 2006, the Company's Board of Directors declared a quarterly cash dividend of $.055 per share of common stock, payable on September 22, 2006, to shareholders of record on September 8, 2006.

Also on August 24, 2006, the Company's Board of Directors increased its stock repurchase authorization by 5.0 million shares, bringing the total authorized for repurchase since 2001 to 13.0 million shares. Through the date of this increase, the Company has repurchased approximately 5.9 million shares under these authorizations, leaving approximately 7.1 million shares authorized for future repurchases.

QUARTERLY FINANCIAL INFORMATION (unaudited)

For the Year Ended June 30, 2006

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
REVENUE					
License	$ 16,908	$ 20,836	$ 20,566	$ 25,704	$ 84,014
Support and service	99,401	106,524	106,083	113,653	425,661
Hardware	20,674	20,057	18,846	22,953	82,530
Total	136,983	147,417	145,495	162,310	592,205
COST OF SALES					
Cost of license	851	1,061	222	583	2,717
Cost of support and service	64,237	66,356	67,962	73,828	272,383
Cost of hardware	15,340	14,517	13,629	17,172	60,658
Total	80,428	81,934	81,813	91,583	335,758
GROSS PROFIT	56,555	65,483	63,682	70,727	256,447
OPERATING EXPENSES					
Selling and marketing	11,440	12,300	12,292	13,975	50,007
Research and development	6,749	8,003	8,435	8,687	31,874
General and administrative	7,805	11,130	8,239	8,035	35,209
Total	25,994	31,433	28,966	30,697	117,090
OPERATING INCOME	30,561	34,050	34,716	40,030	139,357
INTEREST INCOME (EXPENSE)					
Interest income	443	425	731	467	2,066
Interest expense	(175)	(132)	(590)	(458)	(1,355)
Total	268	293	141	9	711
INCOME BEFORE INCOME TAXES	30,829	34,343	34,857	40,039	140,068
PROVISION FOR INCOME TAXES	11,407	12,707	11,397	14,634	50,145
NET INCOME	$ 19,422	$ 21,636	$ 23,460	$ 25,405	$ 89,923
Diluted net income per share	$ 0.21	$ 0.23	$ 0.25	$ 0.27	$ 0.96
Diluted weighted average shares outstanding	93,998	93,637	94,390	93,124	93,787
Basic net income per share	$ 0.21	$ 0.24	$ 0.26	$ 0.28	$ 0.98
Basic weighted average shares outstanding	91,562	91,352	91,952	91,068	91,484

QUARTERLY FINANCIAL INFORMATION (unaudited)

For the Year Ended June 30, 2005

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
REVENUE					
License	$ 19,551	$ 22,148	$ 20,943	$ 19,732	$ 82,374
Support and service	83,648	87,726	92,509	100,193	364,076
Hardware	20,897	26,086	20,930	21,500	89,413
Total	124,096	135,960	134,382	141,425	535,863
COST OF SALES					
Cost of license	1,609	1,734	1,085	1,119	5,547
Cost of support and service	56,030	60,946	61,436	65,685	244,097
Cost of hardware	15,895	18,531	14,584	14,759	63,769
Total	73,534	81,211	77,105	81,563	313,413
GROSS PROFIT	50,562	54,749	57,277	59,862	222,450
OPERATING EXPENSES					
Selling and marketing	10,732	11,920	11,598	12,380	46,630
Research and development	6,142	6,741	7,738	7,043	27,664
General and administrative	7,465	8,127	6,915	6,580	29,087
Total	24,339	26,788	26,251	26,003	103,381
OPERATING INCOME	26,223	27,961	31,026	33,859	119,069
INTEREST INCOME (EXPENSE)					
Interest income	459	359	171	173	1,162
Interest expense	(3)	(14)	(110)	(261)	(388)
Total	456	345	61	(88)	774
INCOME BEFORE INCOME TAXES	26,679	28,306	31,087	33,771	119,843
PROVISION FOR INCOME TAXES	10,005	10,614	11,658	12,065	44,342
NET INCOME	$ 16,674	$ 17,692	$ 19,429	$ 21,706	$ 75,501
Diluted net income per share	$ 0.18	$ 0.19	$ 0.21	$ 0.23	$ 0.81
Diluted weighted average shares outstanding	92,485	92,957	93,421	93,127	92,998
Basic net income per share	$ 0.18	$ 0.20	$ 0.21	$ 0.24	$ 0.83
Basic weighted average shares outstanding	90,286	90,650	91,212	91,414	90,891

NOTES

NOTES

NOTES

NOTES

BOARD OF DIRECTORS

Michael E. Henry
Chairman

John W. "Jack" Henry
Vice Chairman and Senior Vice President

Jerry D. Hall
Executive Vice President

James J. Ellis *
Managing Partner, Ellis/Rosier Financial Services
Dallas, TX

Joseph J. Maliekel *
Partner, BDO Seidman, LLP
Chicago, IL

Craig R. Curry *
Chairman and Chief Executive Officer, Central Bank
Lebanon, MO

Wesley A. Brown **
Managing Director and President, St. Charles Capital, LLC.
Denver, CO

* Member of Audit, Governance and Compensation Committees
** Member of Audit Committee

EXECUTIVE OFFICERS

Michael E. Henry
Chairman

John W. "Jack" Henry
Vice Chairman and Senior Vice President

Jerry D. Hall
Executive Vice President

John F. "Jack" Prim
Chief Executive Officer

Tony L. Wormington
President

Kevin D. Williams
Chief Financial Officer and Treasurer

Mark S. Forbis
Vice President and Chief Technology Officer

ANNUAL MEETING

The annual meeting of shareholders will be held at 11:00 a.m. Central on October 31, 2006 at Jack Henry Corporate Headquarters, Monett, MO.

FORM 10-K

A copy of the Company's Form 10-K is available upon request to the Chief Financial Officer at the corporate address or from our website at www.jackhenry.com/IR/.

TRANSFER AGENT AND REGISTRAR

UMB Bank, N.A.
P.O. Box 410064
Kansas City, MO 64141-0064
816-860-7786


30 YEARS
1976 - 2006
jack henry
& ASSOCIATES INC.

663 Highway 60
P.O. Box 807
Monett, MO 65708

417-235-6652
417-235-4281 - Fax

www.jackhenry.com